   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 10, 1998
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             KEEBLER FOODS COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           2052                          36-3839556
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)

                            ------------------------

                                677 LARCH AVENUE
                            ELMHURST, ILLINOIS 60126
                                 (630) 833-2900
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               THOMAS E. O'NEILL
                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                                677 LARCH AVENUE
                            ELMHURST, ILLINOIS 60126
                                 (630) 833-2900
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                 BRUCE A. TOTH                                   STEPHEN L. BURNS
               JOHN L. MACCARTHY                             CRAVATH, SWAINE & MOORE
                WINSTON & STRAWN                                825 EIGHTH AVENUE
              35 WEST WACKER DRIVE                           NEW YORK, NEW YORK 10019
            CHICAGO, ILLINOIS 60601                               (212) 474-1000
                 (312) 558-5600

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
  TITLE OF EACH CLASS OF                               PROPOSED MAXIMUM
     SECURITIES TO BE            AMOUNT TO BE           OFFERING PRICE          PROPOSED MAXIMUM            AMOUNT OF
        REGISTERED              REGISTERED(1)            PER SHARE(2)       AGGREGATE OFFERING PRICE     REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
  $.01 per share..........    17,828,729 shares           $34.28125               $611,191,116               $169,912
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

(1) Includes 1,628,729 shares that the Underwriters have the option to purchase from the Selling Stockholders to cover over-allotments, if any.

(2) Estimated pursuant to Rule 457(c) under the Securities Act for the purpose of calculating the registration fee based on the average of the reported high and low sales prices of the common stock of the Registrant on the New York Stock Exchange ("NYSE") on December 3, 1998.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This Registration Statement contains two forms of prospectus: one to be used in connection with an underwritten public offering in the United States and Canada (the "U.S. Prospectus") and one to be used in a concurrent underwritten public offering outside the United States and Canada (the "International Prospectus"). The two prospectuses are identical except for the front cover page. The form of U.S. Prospectus is included herein and is followed by the alternate cover page to be used in the International Prospectus. The alternate cover page for the International Prospectus included herein is labeled "International Prospectus -- Alternate Page." Final forms of each prospectus will be filed with the Securities and Exchange Commission under Rule 424(b) under the Securities Act.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION, DATED DECEMBER   , 1998

                               16,200,000 SHARES

                             KEEBLER FOODS COMPANY

                                  COMMON STOCK
                            ------------------------
 All of the shares of common stock offered hereby are being sold by the Selling
  Stockholders named under "Selling Stockholders". Of the 16,200,000 shares of common stock being offered, 12,960,000 shares are initially being offered in the
   United States and Canada by the U.S. Underwriters and 3,240,000 shares are initially being concurrently offered outside the United States and Canada by the
   International Managers. The offering price and underwriting discounts and commissions for both offerings are identical. Keebler Foods Company will not receive any of the proceeds from the offering. The common stock is listed on the
 New York Stock Exchange under the symbol "KBL." On December 9, 1998, the last reported sale price for the common stock was $36.69.

             INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS.
                         SEE "RISK FACTORS" ON PAGE 7.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS
  PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                                                                     UNDERWRITING        PROCEEDS TO
                                                      PRICE TO       DISCOUNTS AND       THE SELLING
                                                       PUBLIC         COMMISSIONS        STOCKHOLDERS
                                                      --------       -------------       ------------
Per Share.........................................    $                $                   $
Total(1)..........................................    $                $                   $

---------------
(1) The Selling Stockholders have granted the U.S. Underwriters and the International Managers an option, exercisable for 30 days from the date of this prospectus, to purchase a maximum of 1,628,729 additional shares to cover over-allotments of shares.

     Delivery of the shares of common stock will be made on or about
                    , 1999, against payment in immediately available funds.

                           CREDIT SUISSE FIRST BOSTON
MERRILL LYNCH & CO.                                      WARBURG DILLON READ LLC
DONALDSON, LUFKIN & JENRETTE                                     LEHMAN BROTHERS

                  Prospectus dated                     , 1999

                                 [INSIDE COVER]

                   PICTURE OF REPRESENTATIVE BRANDED PRODUCTS

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    i
Incorporation of Certain Information
  by Reference........................    i
Forward-Looking Statements; Certain
  Defined Terms; Market Share Data....   ii
Prospectus Summary....................    1
Risk Factors..........................    7
Unaudited Pro Forma Consolidated
  Financial Information...............   10
Selected Historical Financial Data....   15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   17

                                        PAGE
                                        ----
Business..............................   27
Management............................   35
Principal and Selling Stockholders....   37
Certain United States Federal Tax
  Considerations for Non-U.S. Holders
  of Common Stock.....................   39
Underwriting..........................   42
Notice to Canadian Residents..........   45
Legal Matters.........................   46
Experts...............................   46

                            ------------------------

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION CONTAINED IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                             AVAILABLE INFORMATION

     Keebler files annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy any reports, statements or other information on file at the Commission's public reference room in Washington, D.C. You can request copies of those documents, upon payment of a duplicating fee, by writing to the Commission.

     Keebler has filed a Registration Statement on Form S-3 with the Commission. This prospectus, which forms a part of the Registration Statement, does not contain all of the information included in the Registration Statement. Certain information is omitted and you should refer to the Registration Statement and its exhibits. With respect to references made in this prospectus to any contract or other document of Keebler, such references are not necessarily complete and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement at the Commission's public reference room in Washington, D.C., and at the Commission's regional offices in Chicago, Illinois and New York, New York. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Keebler's Commission filings and the Registration Statement can also be reviewed by accessing the Commission's Internet site at http://www.sec.gov.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents or information filed by Keebler with the Commission are incorporated in this prospectus by reference and made a part hereof: (i) Annual Report on Form 10-K for the fiscal year ended January 3, 1998; (ii) Quarterly Reports on Form 10-Q for the fiscal quarters ended April 25, 1998, July 18, 1998 and October 10, 1998; (iii) Reports on Form 8-K filed August 25, 1998 and October 9, 1998, which was amended on December 10, 1998; and (iv) the description of common stock contained in the Registration Statement on Form 8-A filed on December 12, 1997 and amended by Amendment No. 1 on January 27, 1998.

     All documents filed by Keebler with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the Offering shall hereby be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed documents which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     Keebler will provide without charge to each person to whom a copy of this prospectus is delivered on the written or oral request of any such person, a copy of any and all documents incorporated herein by reference (other than exhibits not specifically incorporated herein by reference). Requests for such copies should be directed to Thomas E. O'Neill, Keebler Foods Company, 677 Larch Avenue, Elmhurst, Illinois 60126, telephone number (630) 833-2900.

      FORWARD-LOOKING STATEMENTS; CERTAIN DEFINED TERMS; MARKET SHARE DATA

     Certain statements incorporated by reference or made in this prospectus under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" and elsewhere in this prospectus are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). These statements are subject to the safe harbor provisions of the Reform Act. Such forward-looking statements include, without limitation, statements about the competitiveness of the cookie and cracker industry, the future availability and prices of certain materials, potential regulatory obligations and Keebler's strategies and other statements contained herein that are not historical facts. When used in this prospectus, the words "anticipate," "believe," "estimate" and similar expressions are generally intended to identify forward-looking statements. Because such forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including but not limited to changes in general economic and business conditions (including in the cookie and cracker industry), actions of competitors, Keebler's ability to recover its material costs in the pricing of its products, the extent to which Keebler is able to develop new products and markets for its products, the time required for such development, the level of demand for such products, changes in Keebler's business strategies and other factors discussed under "Risk Factors."
                            ------------------------

     As used in this prospectus, unless the context requires otherwise, (i) "Keebler" or the "Company" means Keebler Foods Company (the surviving corporation of the merger between INFLO Holdings Corporation ("INFLO") and Keebler Corporation) and its predecessors and consolidated subsidiaries, (ii) "Sunshine" means Sunshine Biscuits, Inc. and its consolidated subsidiaries, and
(iii) "President" means President International, Inc. and its consolidated subsidiaries. As used herein, "Artal" means Artal Luxembourg S.A.; "Claremont" means Claremont Enterprises, Limited; "Flowers" means Flowers Industries, Inc.; "Nabisco" means Nabisco, Inc.; "common stock" means the common stock, $.01 par value per share, of Keebler; "offering" means the offering of common stock contemplated by this prospectus; "Selling Stockholders" means Artal and Claremont, collectively; "Securities Act" means the Securities Act of 1933; and "Exchange Act" means the Securities Exchange Act of 1934.

     Unless stated otherwise, market share data included herein is based on supermarket, mass merchandiser and drug store sales (measured in pounds) for the fifty-two week period ended November 8, 1998 as reported by Information Resources, Inc. ("IRI"). In those instances where market share data included herein is stated to be based on dollar sales, those dollar sales represent supermarket, mass merchandiser and drug store sales for the fifty-two week period ended November 8, 1998 as reported by IRI. Retail sales data included herein for the U.S. cookie and cracker industry include sales through supermarkets, mass merchandisers, convenience stores and drug stores as reported by IRI. Sales to club stores and vending distributors are not included in this data. With respect to ice cream cone sales, market share data included herein are based on dollar sales for the fifty-two week period ended November 8, 1998 as reported by IRI for supermarkets only. With respect to the foodservice industry, market share data included herein are based on sales (measured in pounds) for the nine-month period ended September 30, 1998 as reported by the International Foodservice Manufacturers Association.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus, and the documents incorporated by reference into it, carefully. Keebler's operations are comprised of the Keebler business, which was acquired in January 1996, the Sunshine business, which was acquired in June 1996, and the President business, which was acquired in September 1998. Unless otherwise indicated, sales and market share data contained herein include the results of President for the applicable period.

                                    KEEBLER

     Keebler is the second largest cookie and cracker manufacturer in the United States with annual net sales of over $2.5 billion and a 25.8% share of the U.S. cookie and cracker market. Keebler markets a majority of its products under well-recognized brands such as Keebler, Cheez-It, Carr's and Famous Amos. In the United States, Keebler is the number two manufacturer of branded cookies and crackers and the number one manufacturer of private label cookies, Girl Scout cookies and cookies and crackers for the foodservice market. Keebler also is the number one manufacturer of retail branded ice cream cones in the United States and is a major producer of retail branded pie crusts. Keebler also produces custom-baked products for other marketers of branded food products.

     BRANDED PRODUCTS. Keebler's branded cookie and cracker products accounted for 84% of its net sales in the first forty weeks of 1998, excluding President. Keebler produces nine of the twenty-five best-selling cookies and ten of the twenty-five best-selling crackers in the United States based on dollar sales. Keebler's branded cookie and cracker products include, among others, the following:

       KEEBLER BRAND               CHEEZ-IT BRAND                OTHER BRANDS
       -------------               --------------                ------------
   Chips Deluxe cookies        Cheez-It snack crackers            Famous Amos
   Pecan Sandies cookies         Cheez-It party mix                 Murray
   Fudge Shoppe cookies         Nacho Cheez-It snack                Carr's
    Town House crackers               crackers                  Vienna Fingers
       Club crackers          Cheez-It Heads and Tails              Hydrox
    Wheatables crackers               crackers                  Sunshine Krispy
      Zesta crackers             Cheez-It snack mix                  Hi-Ho

     DSD DISTRIBUTION SYSTEM. Keebler distributes its branded cookie and cracker products to approximately 30,000 retail locations through its own national direct to store sales and distribution system, which is known as a "DSD distribution system". With this national DSD distribution system, Keebler services substantially all supermarkets in the United States. Keebler is one of only two cookie and cracker companies that owns and operates a national DSD distribution system. Keebler believes its national DSD distribution system provides it with certain competitive advantages. Sales employees of Keebler's national DSD distribution system visit supermarkets on average 2.8 times each week. These employees stock and arrange Keebler's products on store shelves and build end-aisle and free-standing product displays. This frequent presence of Keebler employees in supermarkets provides Keebler with a high level of control over the availability and presentation of its products. Keebler believes that this control allows it to maintain shelf space, better execute in-store promotions and more effectively introduce new products. In-store promotions are important because Keebler believes that purchases of cookies and crackers are often impulse driven. With the President acquisition, Keebler acquired President's franchised DSD distribution system which principally distributes products east of the Mississippi River. The President DSD distribution system is comprised of independent franchisees who purchase and resell certain President products. President's DSD distribution system services both supermarkets and certain non-supermarket channels.

                               INDUSTRY OVERVIEW

     In 1997, the U.S. cookie and cracker industry had retail sales of $8.4 billion, with cookie sales of $4.9 billion and cracker sales of $3.5 billion. Since 1992, consumption per person of cookies and crackers in the United States has remained stable. The cookie and cracker industry is comprised of distinct types of products. Cookie product types include, among others, sandwich cookies, chocolate chip cookies and fudge-covered cookies. Cracker product types include, among others, saltine crackers, graham crackers and snack crackers.

     Supermarkets accounted for 78% of 1997 retail sales in the cookie and cracker industry with mass merchandisers (such as Wal-Mart), convenience stores and drug stores accounting for the balance. Since 1992, U.S. annual dollar supermarket sales of cookies and crackers have increased an average of 1.5% per year. Moreover, Keebler believes that non-supermarket channels of distribution are becoming increasingly important.

     Keebler and Nabisco are the two largest national participants in the cookie and cracker industry. Keebler and Nabisco have a combined retail market share of 59.3%, with Keebler having 25.8% and Nabisco having 33.5%. Other participants in the industry generally operate only in certain regions of the United States or offer fewer types of cookie and cracker products.

                                    STRATEGY

     Since the acquisition of the Keebler business in January 1996, Keebler's management has employed a business strategy designed to capitalize on its competitive strengths. The acquisitions of Sunshine and President have enabled Keebler to further develop this business strategy. The key elements of Keebler's strategy are:

     BUILD ON THE KEEBLER BRAND. Keebler is one of the few packaged food brands that generates over $1 billion in annual sales. The Keebler brand is recognized in approximately 99% of U.S. households and is used in approximately two-thirds of U.S. households. This brand awareness has been developed over many years of marketing "Elfin Magic" imagery and "Uncommonly Good" Keebler products. Keebler intends to continue to invest in advertising and promoting the Keebler brand. Keebler's marketing emphasizes the well known images of Ernie and the other Keebler Elves and Keebler's Hollow Tree.

     TAKE ADVANTAGE OF KEEBLER BRAND STRENGTH ACROSS PRODUCT TYPES. There are many types of cookie and cracker products. Keebler believes that many well known cookie and cracker brands are only associated with one type of product, such as chocolate chip cookies, making it difficult for these brands to be used to market other types of cookie and cracker products. This requires other manufacturers to invest in creating an entirely new brand identity when developing a new type of product. In contrast, Keebler believes the strength of the Keebler brand is its consumer identity across a wide variety of these product types, which allows Keebler to cost effectively introduce new product line extensions and market new types of products. Keebler's strategy is also to focus on products in its portfolio of cookie and cracker products that already have a strong position or on product types which are not dominated by a competitor's strong branded product.

     EXPAND THE CHEEZ-IT BRAND. Keebler's Cheez-It brand crackers are the number one selling snack cracker in the United States. Annual retail sales of Cheez-It brand products exceed $250 million. The Cheez-It brand has a distinctive image with consumers. Keebler intends to maintain and build on this distinctive image through new products, advertising and packaging. In 1998, as part of this strategy, Keebler ran national media advertising for Cheez-It for the first time in the brand's history. Keebler has also introduced new products, such as Cheez-It Heads and Tails crackers and Cheez-It snack mix, adding to its portfolio of Cheez-It products. Sales of Cheez-It products for the first forty weeks of 1998 increased by 23.7% compared to the same period in 1997.

     EXPAND NON-SUPERMARKET SALES. In 1997, 22% of retail cookie and cracker sales were through mass merchandisers, convenience stores and drug stores. Keebler believes that its total share of sales to these and other non-supermarket channels, including club stores and vending distributors, is significantly lower than its share of sales to supermarkets. Keebler develops products, packaging and distribution tailored to non-supermarket channels. As a result of these efforts, Keebler's non-supermarket sales have grown significantly. For example, Keebler's retail sales through mass merchandisers (excluding President's sales) increased 34% in the first forty weeks of 1998 compared to the first forty weeks of 1997.

     INCREASE THE EFFICIENCY OF ITS OPERATIONS. Keebler intends to continue to increase the efficiency of its operations and reduce costs. In 1998, Keebler's management lowered annual costs by approximately $35.0 million principally by further automating certain bakery and distribution operations and by improving inventory management. Keebler also has installed an SAP R/3 management information system resulting in more efficient operations because of the availability of detailed financial and operational information. Keebler plans to install this SAP R/3 system in its President facilities in 1999.

     CAPITALIZE ON THE PRESIDENT ACQUISITION. The President acquisition provides Keebler with opportunities and benefits that should help Keebler achieve certain strategic goals. These include the following:

     - President's product mix complements Keebler's by adding strong brands such as Famous Amos cookies, which has annual retail sales in excess of $60 million, and Murray sugar free cookies, the number one selling sugar free cookie, which has annual retail sales in excess of $35 million. These brands strengthen and diversify the Keebler portfolio of branded products.

     - Keebler believes that the integration of President into its operations should allow Keebler to operate more efficiently in areas such as manufacturing, raw material and packaging purchasing and product distribution.

     - The President acquisition also diversifies Keebler's cookie and cracker business by making Keebler the leading manufacturer of Girl Scout cookies, a position that President has held for over ten years.

     - The President acquisition provides Keebler with an increased market share in non-supermarket channels. For example, Famous Amos is the number one selling cookie in vending machines and has a strong presence in club and convenience stores. Sales of Famous Amos products in non-supermarket channels are approximately $40 million annually.

     PURSUE ACQUISITIONS. Keebler intends to pursue additional acquisitions, such as the President acquisition, that complement or provide further opportunities to use its existing brands, manufacturing capabilities or distribution systems.

                             RECENT KEEBLER HISTORY

     In September 1998, Keebler acquired President. President manufactures and markets cookies, crackers, brownies and snack cakes. President's brands include Famous Amos and Murray. President is the leading manufacturer of both Girl Scout and sugar free cookies in the United States. In 1997, President had net sales of $441.1 million and a 3.4% share of the U.S. cookie and cracker market.

     In June 1996, Keebler acquired Sunshine. By the end of 1996, Keebler completed its planned integration of Sunshine's operations into those of Keebler. The combination of Sunshine and Keebler allowed Keebler to achieve efficiencies in administration, purchasing, production, marketing, sales and distribution. In particular, Keebler incorporated the sales and distribution of Sunshine retail branded products into Keebler's national DSD distribution system which had excess capacity. Filling this excess capacity with Sunshine products made Keebler's national DSD distribution system more efficient and allowed Keebler to focus its sales and marketing efforts on its more profitable retail branded products.

     In January 1996, Artal, Flowers and certain of Keebler's current management acquired the Keebler business which is referred to as the "Keebler acquisition." Artal is a private investment company. Flowers, a New York Stock Exchange-listed company, is one of the country's largest manufacturers and marketers of fresh and frozen baked goods. Flowers currently owns approximately 55% of Keebler's outstanding common stock and will own the same percentage after the offering.

                                  THE OFFERING

Common stock offered:
  U.S. offering............................................    12,960,000 Shares
  International offering...................................    3,240,000 Shares
                                                               ------------------------------
          Total(a).........................................    16,200,000 Shares
                                                               ==============================
Total shares outstanding as of December 8, 1998(b).........    84,108,164
Selling Stockholders.......................................    Artal and Claremont
Use of proceeds............................................    Keebler will not receive any
                                                               proceeds from the offering
New York Stock Exchange symbol.............................    KBL

---------------
(a) If the U.S. Underwriters and the International Managers exercise the option granted to them in connection with the offering to purchase additional shares of common stock from Artal and Claremont to cover over-allotments, the total number of shares to be offered would increase by up to 1,628,729 shares.

(b) Does not include 6,473,270 shares of common stock reserved for issuance under Keebler's 1996 Stock Option Plan, pursuant to which options to purchase 2,851,250 shares of common stock were outstanding as of December 8, 1998. In addition, 6,500,000 shares of common stock have been reserved for issuance under the 1998 Omnibus Stock Incentive Plan and 300,000 shares of common stock have been reserved for issuance under the Directors' Plan. Keebler has granted 2,726,736 options to purchase shares of common stock pursuant to the 1998 Omnibus Stock Incentive Plan and 22,500 options to purchase shares of common stock pursuant to the Directors' Plan.

               SUMMARY UNAUDITED PRO FORMA FINANCIAL INFORMATION

     The summary unaudited pro forma financial information below has been derived from the Pro Forma Financial Information, as defined under "Unaudited Pro Forma Consolidated Financial Information," included elsewhere in this prospectus. The operating and other data give effect to the President acquisition as if it had occurred on December 29, 1996. The summary unaudited pro forma financial information below does not purport to represent what Keebler's results of operations would have been if the President acquisition had occurred on the date indicated or to project Keebler's results of operations for any future period. The information below should be read together with the Pro Forma Financial Information included elsewhere in this prospectus.

                                                    FISCAL YEAR               FORTY WEEKS ENDED
                                                       ENDED         -----------------------------------
                                                  JANUARY 3, 1998    OCTOBER 4, 1997    OCTOBER 10, 1998
                                                     PRO FORMA          PRO FORMA          PRO FORMA
                                                  ---------------    ---------------    ----------------
                                                           (IN MILLIONS EXCEPT PER SHARE DATA)
OPERATING DATA:
Net sales.......................................     $ 2,501.5          $ 1,889.3          $ 1,983.7
Income from operations..........................         163.0              117.4              152.1
Net income......................................          49.3               32.4               68.6
Diluted net income per share....................          0.61               0.40               0.79
Weighted average shares outstanding.............          80.6               80.1               87.4
OTHER DATA:
EBITDA, as adjusted(a)..........................     $   246.3          $   180.9          $   213.5
Depreciation and amortization...................          83.3               63.5               61.4
Capital expenditures............................          53.3               29.2               42.2

---------------
(a) EBITDA, as adjusted, is defined as income from operations before interest, taxes, depreciation, amortization and restructuring charges. EBITDA, as adjusted, is presented as additional information because Keebler believes it to be a useful indicator of a company's ability to meet debt service and capital expenditure requirements. It is not, however, intended as an alternative measure of operating results or cash flow from operations (as determined in accordance with generally accepted accounting principles).

                 SUMMARY CONSOLIDATED HISTORICAL FINANCIAL DATA

     The summary consolidated historical financial data below as of and for the fiscal years ended January 1, 1994, December 31, 1994, December 30, 1995, December 28, 1996 and January 3, 1998 have been derived from the consolidated financial statements of Keebler and UB Investments US Inc. (the "Predecessor Company") which have been audited by PricewaterhouseCoopers LLP, independent public accountants. The summary consolidated historical financial data below of Keebler as of and for the forty weeks ended October 4, 1997 and October 10, 1998 have been derived from unaudited financial statements of Keebler and, in the opinion of Keebler, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation thereof. The results of operations below are not necessarily indicative of results to be expected for any future period. The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements incorporated by reference into this prospectus.

                                                               PREDECESSOR COMPANY
                                              ------------------------------------------------------
                                                                                            FOUR
                                                             YEAR ENDED                     WEEKS
                                              ----------------------------------------      ENDED
                                              JANUARY 1,   DECEMBER 31,   DECEMBER 30,   JANUARY 26,
                                                 1994          1994           1995          1996
                                              ----------   ------------   ------------   -----------
                                                                  (IN MILLIONS)
OPERATING DATA:
Net sales...................................   $1,650.1      $1,599.7       $1,578.6       $101.7
Gross profit................................      931.5         894.2          831.8         46.8
Nonrecurring charges(c).....................      120.1            --           86.5           --
Income (loss) from continuing operations....      (67.6)         46.4         (137.9)       (25.5)
Income (loss) from continuing operations
  before extraordinary item and cumulative
  effect of accounting changes..............     (126.9)        (26.9)        (165.7)       (25.4)
Discontinued operations(d)..................        0.6           3.4            7.4         18.9
Extraordinary item(e).......................         --            --             --           --
Cumulative effect of accounting changes, net
  of tax....................................      (20.9)          0.5             --           --
Net income (loss)...........................     (147.2)        (23.0)        (158.3)        (6.5)
Diluted net income per share................         --            --             --           --
Weighted average shares outstanding.........         --            --             --           --
OTHER DATA:
EBITDA, as adjusted(f)......................   $   98.4      $   89.5       $  (93.3)      $(23.5)
Depreciation and amortization (excluding
  items related to discontinued
  operations)...............................       45.9          43.1           44.6          2.0
Capital expenditures (excluding expenditures
  related to discontinued operations).......       30.6          54.6           54.2          3.2
BALANCE SHEET DATA (AT END OF PERIOD):
Cash and cash equivalents...................   $    6.4      $   12.5       $    3.0       $  2.1
Total assets................................    1,043.0       1,001.2          926.9        849.1
Due to affiliate............................      872.7         551.6          108.0        105.0
Total debt..................................      263.8         333.2          437.6        371.4
Shareholders' equity (deficit)..............     (511.9)       (234.9)          51.8         45.3

                                                                    KEEBLER
                                              ----------------------------------------------------
                                              FORTY-EIGHT                   FORTY         FORTY
                                                 WEEKS          YEAR        WEEKS         WEEKS
                                                 ENDED         ENDED        ENDED         ENDED
                                              DECEMBER 28,   JANUARY 3,   OCTOBER 4,   OCTOBER 10,
                                                1996(A)         1998         1997        1998(B)
                                              ------------   ----------   ----------   -----------
                                                      (IN MILLIONS EXCEPT PER SHARE DATA)
OPERATING DATA:
Net sales...................................    $1,645.5      $2,065.2     $1,542.2     $1,626.7
Gross profit................................       871.3       1,177.2        873.7        948.4
Nonrecurring charges(c).....................          --            --           --           --
Income (loss) from continuing operations....        70.1         141.4         96.1        124.6
Income (loss) from continuing operations
  before extraordinary item and cumulative
  effect of accounting changes..............        17.7          62.4         39.1         62.4
Discontinued operations(d)..................          --            --           --           --
Extraordinary item(e).......................         1.9           5.4          2.7          1.7
Cumulative effect of accounting changes, net
  of tax....................................          --            --           --           --
Net income (loss)...........................        15.8          57.0         36.4         60.7
Diluted net income per share................        0.21          0.70         0.45         0.69
Weighted average shares outstanding.........        76.1          80.6         80.1         87.4
OTHER DATA:
EBITDA, as adjusted(f)......................    $  119.6      $  202.1     $  141.6     $  171.1
Depreciation and amortization (excluding
  items related to discontinued
  operations)...............................        49.5          60.7         45.5         46.5
Capital expenditures (excluding expenditures
  related to discontinued operations).......        29.4          48.4         26.1         36.0
BALANCE SHEET DATA (AT END OF PERIOD):
Cash and cash equivalents...................    $   12.0      $   27.2     $   61.1     $   17.7
Total assets................................     1,102.1       1,042.9      1,116.1      1,633.6
Due to affiliate............................          --            --           --           --
Total debt..................................       457.9         298.8        401.8        654.7
Shareholders' equity (deficit)..............       165.1         222.0        201.5        297.4

---------------
(a)Includes the operating results of Sunshine from the acquisition date of June 4, 1996 through the end of the period presented. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(b)Excludes President's results of operations for the thirteen days in the period after the acquisition of President on September 28, 1998. President's balance sheet data as of October 10, 1998 are included in the balance sheet data as of such date.

(c)Year ended January 1, 1994 includes a restructuring charge of $120.1 million and year ended December 30, 1995 includes the loss on the impairment of the Predecessor Company's Salty Snacks business of $86.5 million.

(d)Includes income from operations of the discontinued Frozen Food businesses, net of tax, of $0.6 million, $3.4 million and $7.4 million for the years ended January 1, 1994, December 31, 1994 and December 30, 1995, respectively. Includes a $18.9 million gain on the disposal of the discontinued Frozen Food businesses, net of tax, for the four weeks ended January 26, 1996.

(e)Relates to losses on the early extinguishment of debt, net of tax.

(f)EBITDA, as adjusted, is defined as income (loss) from continuing operations before interest, taxes, depreciation, amortization and restructuring charges. EBITDA, as adjusted, is presented as additional information because Keebler believes it to be a useful indicator of a company's ability to meet debt service and capital expenditure requirements. It is not, however, intended as an alternative measure of operating results or cash flow from operations (as determined in accordance with generally accepted accounting principles).

                                  RISK FACTORS

     You should carefully consider the following factors and other information in this prospectus before deciding to invest in shares of common stock.

ADVERSE EFFECTS OF COMPETITION ON KEEBLER'S PERFORMANCE

     The cookie and cracker market and the other markets in which Keebler operates are mature and highly competitive. Competition in these markets takes many forms, including the following:

     - establishing favorable brand recognition;
     - developing products sought by consumers;
     - implementing appropriate pricing;
     - providing strong marketing support; and
     - obtaining access to retail outlets and sufficient shelf space.

     In many of Keebler's markets, there are competitors that are larger and have greater financial resources than Keebler, including Keebler's primary competitor, Nabisco. Competition could cause Keebler to lose market share, increase expenditures or reduce pricing which could have a material adverse effect on Keebler's business or financial results.

INCREASES IN PRICES OF MAIN INGREDIENTS AND OTHER MATERIALS

     The main ingredients that Keebler uses to manufacture its products are flour, sugar, chocolate, shortening and milk. Keebler also uses paper products, such as corrugated cardboard, as well as films and plastics, to package its products. The prices of these materials have been, and Keebler expects them to continue to be, subject to significant volatility. Keebler may not be able to pass price increases in these materials on to its customers. Although Keebler has mitigated the effects of such price increases in the past through its hedging programs, Keebler may not be successful in protecting itself from increases in the future. See "Business -- Raw Materials" for a further discussion of the raw materials used in Keebler's business.

DEPENDENCE ON SENIOR MANAGEMENT TEAM

     Keebler believes that its ability to successfully implement its business strategy and to operate profitably depends on the continued employment of its senior management team. If members of the management team become unable or unwilling to continue in their present positions, Keebler's business and financial results could be materially adversely affected.

MAJORITY CONTROL OF KEEBLER BY A SINGLE STOCKHOLDER

     Flowers owns approximately 55% of Keebler's outstanding common stock. Accordingly, Flowers controls Keebler and has the power to elect a majority of the directors, appoint management and approve certain actions requiring the approval of a majority of Keebler's stockholders. The interests of Flowers could conflict with the interests of other stockholders of Keebler.

IMPACT OF GOVERNMENTAL REGULATION ON KEEBLER'S OPERATIONS

     Keebler's operations and properties are subject to regulation by various federal, state and local government entities and agencies. As a producer of food products, Keebler's operations are subject to stringent production, packaging, quality, labeling and distribution standards, including the Federal Food and Drug Act. The operations of Keebler's production and distribution facilities are subject to various federal, state and local environmental laws and workplace regulations. These laws and regulations include the Occupational Safety and Health Act, the Fair Labor Standards Act, the Clean Air Act and the Clean Water Act. Keebler believes that its current legal and environmental compliance programs adequately address such concerns and that it is in substantial compliance with applicable laws and regulations. However, compliance with, or any violation of, current and future laws or regulations could require material expenditures by Keebler or otherwise adversely affect Keebler's business or financial results. See "Business -- Regulation; -- Environmental" for a further discussion of the environmental and other regulations to which Keebler's operations and properties are subject.

TRADEMARKS AND OTHER PROPRIETARY RIGHTS

     Keebler believes that its trademarks and other proprietary rights are important to its success and its competitive position. Accordingly, Keebler devotes substantial resources to the establishment and protection of its trademarks and proprietary rights. However, the actions taken by Keebler to establish and protect its trademarks and other proprietary rights may be inadequate to prevent imitation of its products by others or to prevent others from claiming violations of their trademarks and proprietary rights by Keebler. See "Business -- Intellectual Property" for a further discussion of the trademarks and proprietary rights used in Keebler's business.

PRODUCT LIABILITY; PRODUCT RECALLS

     Keebler may be liable if the consumption of any of its products causes injury, illness or death. Keebler also may be required to recall certain of its products should they become contaminated or are damaged. Keebler's management is not aware of any material product liability claim against Keebler or possible product recall by Keebler. However, a product liability judgment against Keebler or a product recall could have a material adverse effect on Keebler's business or financial results.

SUPERMARKET CONSOLIDATION

     The number of supermarket chains, Keebler's primary customers, has been reduced in the last several years as supermarket chains have acquired each other. The larger supermarket customers that have resulted from this consolidation may seek more favorable terms for their purchases of Keebler's products. Although Keebler has not received requests for more favorable terms from these customers, Keebler is aware of other supermarket suppliers who have received such requests. Keebler sales to its supermarket customers on terms more favorable to such customers could have a material adverse effect on Keebler's financial results.

RESTRICTIONS ON PAYMENTS WITH RESPECT TO COMMON STOCK

     Keebler's ability to pay dividends on, or repurchase shares of, its common stock is limited under the terms of its existing debt agreements. Keebler does not currently intend to pay any cash dividends.

SHARES ELIGIBLE FOR FUTURE SALE

     The market price of the common stock could drop as a result of sales of a large number of unregistered shares of common stock in the market after the offering, or the perception that such sales could occur. These factors also could make it more difficult for Keebler to raise funds through future offerings of common stock.

     There will be 84,108,164 shares of common stock outstanding immediately after the offering. Of these shares, 29,586,661 will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by "affiliates" of Keebler, as defined in Rule 144 under the Securities Act. The remaining 54,521,503 shares of common stock outstanding, including the 46,197,466 shares held by Flowers, will be "restricted securities" as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or an exemption under the Securities Act.

     In connection with the offering, Keebler's executive officers and directors have agreed that, with certain exceptions, they will not sell any shares of common stock without the consent of Credit Suisse First Boston Corporation for 60 days after the date of this prospectus. In addition, Keebler and certain of its stockholders have agreed not to sell any shares of common stock without the consent of Credit Suisse

First Boston Corporation for 90 days after the date of this prospectus. See "Underwriting" for a further discussion of such restrictions and exceptions.

CERTAIN ANTI-TAKEOVER PROVISIONS; PREFERRED STOCK

     Certain provisions of Keebler's certificate of incorporation could make it more difficult for a third party to acquire control of Keebler, even if such change in control would be beneficial to stockholders. The certificate of incorporation allows Keebler to issue preferred stock without stockholder approval. Such issuances could make it more difficult for a third party to acquire Keebler.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following unaudited pro forma consolidated financial information (the "Pro Forma Financial Information") is based on the historical financial statements of Keebler and President during the periods presented, adjusted to give effect to the President acquisition.

     The Pro Forma Financial Information for the fiscal year ended January 3, 1998, the forty weeks ended October 4, 1997 and October 10, 1998 give effect to the President acquisition as if it had occurred on December 29, 1996. The adjustments are described in the accompanying notes and are based upon available information and certain assumptions that management believes are reasonable. The President acquisition will be accounted for using the purchase method of accounting. The total purchase consideration for the acquisition of President was allocated to the tangible and intangible assets and liabilities of President based on their estimated respective fair values. The amount in excess of such fair values has been accounted for as goodwill. The allocation of the aggregate purchase price assumed for preparation of the Pro Forma Financial Statements is preliminary as Keebler believes further refinement is impractical to perform at this time. However, Keebler does not expect the final allocation of the purchase price will materially differ from the preliminary allocation set forth herein.

     The Pro Forma Financial Information does not purport to represent what Keebler's results of operations would actually have been had the President acquisition in fact occurred on December 29, 1996 or to project Keebler's results of operations for any future period.

  UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED
                                JANUARY 3, 1998



                                                         HISTORICAL
                                             -----------------------------------
                                                 KEEBLER           PRESIDENT
                                               FISCAL YEAR        FISCAL YEAR
                                                  ENDED              ENDED          PRO FORMA      PRO FORMA
                                             JANUARY 3, 1998   DECEMBER 27, 1997   RECLASSES(A)   ADJUSTMENTS    PRO FORMA
                                             ---------------   -----------------   ------------   -----------    ---------
                                                                  (IN MILLIONS EXCEPT PER SHARE DATA)
OPERATING DATA:
Net sales..................................     $2,065.2            $441.1            $(4.8)                     $2,501.5
Costs and expenses:
  Cost of sales............................        888.0             276.3             (8.8)                      1,155.5
  Selling, marketing and administrative
    expenses...............................      1,026.3             123.9              5.0         $  5.1 (b)    1,160.3
  Other....................................          9.5              11.9             (0.8)           2.1 (c)       22.7
                                                --------            ------            -----         ------       --------
Income from operations.....................        141.4              29.0             (0.2)          (7.2)         163.0
  Interest expense, net....................         33.8              13.9             (0.2)           9.1 (d)       56.6
                                                --------            ------            -----         ------       --------
Income before income tax expense...........        107.6              15.1               --          (16.3)         106.4
  Income tax expense.......................         45.2               8.1               --           (3.6)(e)       49.7
                                                --------            ------            -----         ------       --------
Income before equity in net loss of joint
  ventures.................................         62.4               7.0               --          (12.7)          56.7
  Equity in net loss of joint ventures.....           --               3.1               --           (3.1)(f)         --
                                                --------            ------            -----         ------       --------
Income before extraordinary item...........         62.4               3.9               --           (9.6)          56.7
Extraordinary item:
  Loss on early extinguishment of debt, net
    of tax.................................          5.4                --               --            2.0 (g)        7.4
                                                --------            ------            -----         ------       --------
Net income.................................     $   57.0            $  3.9            $  --         $(11.6)      $   49.3
                                                ========            ======            =====         ======       ========
Basic net income per share:
  Income before extraordinary item.........     $   0.80                                                         $   0.73
  Extraordinary item.......................         0.07                                                             0.10
                                                --------                                                         --------
  Net income...............................     $   0.73                                                         $   0.63
                                                ========                                                         ========
Weighted average shares outstanding........         77.6                                                             77.6
                                                ========                                                         ========
Diluted net income per share:
  Income before extraordinary item.........     $   0.77                                                         $   0.70
  Extraordinary item.......................         0.07                                                             0.09
                                                --------                                                         --------
  Net income...............................     $   0.70                                                         $   0.61
                                                ========                                                         ========
Weighted average shares outstanding........         80.6                                                             80.6
                                                ========                                                         ========
OTHER DATA:
EBITDA, as adjusted(h).....................     $  202.1            $ 46.5            $(0.2)        $ (2.1)      $  246.3
Depreciation and amortization..............         60.7              17.5               --            5.1           83.3
Capital expenditures.......................         48.4               4.9               --             --           53.3

  UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR THE FORTY WEEKS
                             ENDED OCTOBER 4, 1997

                                                      HISTORICAL
                                         ------------------------------------
                                             KEEBLER           PRESIDENT
                                           FORTY WEEKS        THIRTY-NINE
                                              ENDED           WEEKS ENDED        PRO FORMA      PRO FORMA
                                         OCTOBER 4, 1997   SEPTEMBER 27, 1997   RECLASSES(A)   ADJUSTMENTS   PRO FORMA
                                         ---------------   ------------------   ------------   -----------   ---------
                                                              (IN MILLIONS EXCEPT PER SHARE DATA)
OPERATING DATA:
Net sales..............................     $1,542.2             $350.8            $(3.7)                    $1,889.3
Costs and expenses:
  Cost of sales........................        668.5              217.8             (6.4)                       879.9
  Selling, marketing and administrative
    expenses...........................        770.5               96.0              2.8         $  3.9 (b)     873.2
  Other................................          7.1                9.8              0.2            1.7 (c)      18.8
                                            --------             ------            -----         ------      --------
Income from operations.................         96.1               27.2             (0.3)          (5.6)        117.4
  Interest expense, net................         28.6               10.8             (0.3)           8.2 (d)      47.3
                                            --------             ------            -----         ------      --------
Income before income tax expense.......         67.5               16.4               --          (13.8)         70.1
  Income tax expense...................         28.4                8.1               --           (3.5)(e)      33.0
                                            --------             ------            -----         ------      --------
Income before equity in net loss of
  joint ventures.......................         39.1                8.3               --          (10.3)
  Equity in net loss of joint
    ventures...........................           --                1.9               --           (1.9)(f)      37.1
                                            --------             ------            -----         ------      --------
Income before extraordinary item.......         39.1                6.4               --           (8.4)         37.1
Extraordinary item:
  Loss on early extinguishment of debt,
    net of tax.........................          2.7                 --               --            2.0 (g)       4.7
                                            --------             ------            -----         ------      --------
Net income.............................     $   36.4             $  6.4            $  --         $(10.4)     $   32.4
                                            ========             ======            =====         ======      ========
Basic net income per share:
  Income before extraordinary item.....     $   0.50                                                         $   0.48
  Extraordinary item...................         0.04                                                             0.06
                                            --------                                                         --------
  Net income...........................     $   0.46                                                         $   0.42
                                            ========                                                         ========
Weighted average shares outstanding....         77.6                                                             77.6
                                            ========                                                         ========
Diluted net income per share:
  Income before extraordinary item.....     $   0.49                                                         $   0.46
  Extraordinary item...................         0.04                                                             0.06
                                            --------                                                         --------
  Net income...........................     $   0.45                                                         $   0.40
                                            ========                                                         ========
Weighted average shares outstanding....         80.1                                                             80.1
                                            ========                                                         ========
OTHER DATA:
EBITDA, as adjusted(h).................     $  141.6             $ 41.3            $(0.3)        $ (1.7)     $  180.9
Depreciation and amortization..........         45.5               14.1               --            3.9          63.5
Capital expenditures...................         26.1                3.1               --             --          29.2

  UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR THE FORTY WEEKS
                             ENDED OCTOBER 10, 1998

                                                       HISTORICAL
                                          -------------------------------------
                                              KEEBLER            PRESIDENT
                                            FORTY WEEKS         THIRTY-NINE
                                               ENDED            WEEKS ENDED        PRO FORMA      PRO FORMA
                                          OCTOBER 10, 1998   SEPTEMBER 26, 1998   RECLASSES(A)   ADJUSTMENTS    PRO FORMA
                                          ----------------   ------------------   ------------   -----------    ---------
                                                                (IN MILLIONS EXCEPT PER SHARE DATA)
OPERATING DATA:
Net sales...............................      $1,626.7             $360.8            $(3.8)                     $1,983.7
Costs and expenses:
  Cost of sales.........................         678.3              218.8             (5.2)                        891.9
  Selling, marketing and administrative
    expenses............................         816.7              102.2              1.8         $  3.9 (b)      924.6
  Other.................................           7.1                6.4             (0.1)           1.7 (c)       15.1
                                              --------             ------            -----         ------       --------
Income from operations..................         124.6               33.4             (0.3)          (5.6)         152.1
  Gain on sale of the joint ventures....            --                7.7               --             --            7.7
  Interest expense, net.................          17.0                9.2             (0.3)           8.5 (d)       34.4
                                              --------             ------            -----         ------       --------
Income before income tax expense........         107.6               31.9               --          (14.1)         125.4
  Income tax expense....................          45.2               10.2               --           (0.6)(e)       54.8
                                              --------             ------            -----         ------       --------
Income before equity in net loss of
  joint ventures........................          62.4               21.7               --          (13.5)          70.6
  Equity in net loss of joint
    ventures............................            --                2.2               --           (2.2)(f)         --
                                              --------             ------            -----         ------       --------
Income before extraordinary item........          62.4               19.5               --          (11.3)          70.6
Extraordinary item:
  Loss on early extinguishment of debt,
    net of tax..........................           1.7                0.7               --           (0.4)(g)        2.0
                                              --------             ------            -----         ------       --------
Net income..............................      $   60.7             $ 18.8            $  --         $(10.9)      $   68.6
                                              ========             ======            =====         ======       ========

Basic net income per share:
  Income before extraordinary item......      $   0.75                                                          $   0.85
  Extraordinary item....................          0.02                                                              0.02
                                              --------                                                          --------
  Net income............................      $   0.73                                                          $   0.83
                                              ========                                                          ========
Weighted average shares outstanding.....          83.1                                                              83.1
                                              ========                                                          ========
Diluted net income per share:
  Income before extraordinary item......      $   0.71                                                          $   0.81
  Extraordinary item....................          0.02                                                              0.02
                                              --------                                                          --------
  Net income............................      $   0.69                                                          $   0.79
                                              ========                                                          ========
Weighted average shares outstanding.....          87.4                                                              87.4
                                              ========                                                          ========
OTHER DATA:
EBITDA, as adjusted(h)..................      $  171.1             $ 44.4            $(0.3)        $ (1.7)      $  213.5
Depreciation and amortization...........          46.5               11.0               --            3.9           61.4
Capital expenditures....................          36.0                6.2               --             --           42.2

        NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     (a) Pro forma reclassifications to conform President's consolidated results of operations with the Keebler basis of presentation. The more significant adjustments include the reclassification of warehousing and shipping expenses from cost of sales to selling, marketing and administrative expenses and the reclassification of cash discounts and sales returns from selling, marketing and administrative expenses to net sales.

     (b) Additional depreciation resulting from the preliminary valuation of President property, plant and equipment.

     (c) Reflects a net increase in other expenses due to:

                                                              FISCAL YEAR   FORTY WEEKS   FORTY WEEKS
                                                                 ENDED         ENDED         ENDED
                                                              JANUARY 3,    OCTOBER 4,    OCTOBER 10,
                                                                 1998          1997          1998
                                                              -----------   -----------   -----------
                                                                           (IN MILLIONS)
  Additional goodwill amortization expense associated with
     the President acquisition over a forty year life.......     $1.3          $1.1          $1.1
  Amortization of costs associated with the President
     acquisition over a five year life......................      0.8           0.6           0.6
                                                                 ----          ----          ----
                                                                 $2.1          $1.7          $1.7
                                                                 ====          ====          ====

     (d) The following adjustments to net interest expense reflect the additional borrowings associated with the President acquisition:

                                                              FISCAL YEAR   FORTY WEEKS   FORTY WEEKS
                                                                 ENDED         ENDED         ENDED
                                                              JANUARY 3,    OCTOBER 4,    OCTOBER 10,
                                                                 1998          1997          1998
                                                              -----------   -----------   -----------
                                                                           (IN MILLIONS)
  Elimination of President's historical interest expense....    $(12.9)        $(9.7)        $(8.3)
  Additional interest expense related to the New Credit
     Facilities.............................................      22.3          18.2          17.1
  Eliminate Keebler's amortization of debt issuance costs
     related to debt extinguished as part of the
     acquisition............................................      (0.6)         (0.5)         (0.5)
  Amortization of new debt issuance costs...................       0.3           0.2           0.2
                                                                ------         -----         -----
                                                                $  9.1         $ 8.2         $ 8.5
                                                                ======         =====         =====

     (e) The pro forma adjustment to income tax expense assumes a combined effective tax rate of 46.7% for the year ended January 3, 1998, 47.1% for the forty weeks ended October 4, 1997 and 43.7% for the forty weeks ended October 10, 1998 .

     (f) Elimination of the equity in net loss of joint ventures, which were sold by President prior to the acquisition of President by Keebler.

     (g) Reflects a net increase (decrease) in the extraordinary item due to:

                                                             FISCAL YEAR   FORTY WEEKS   FORTY WEEKS
                                                                ENDED         ENDED         ENDED
                                                             JANUARY 3,    OCTOBER 4,    OCTOBER 10,
                                                                1998          1997          1998
                                                             -----------   -----------   -----------
  Elimination of the President extraordinary item
     associated with writing off unamortized debt issuance
     costs.................................................     $ --          $ --          $(0.7)
  Write off Keebler debt issuance costs related to debt
     extinguished as part of the acquisition, net of income
     taxes.................................................      2.0           2.0            0.3
                                                                ----          ----          -----
                                                                $2.0          $2.0          $(0.4)
                                                                ====          ====          =====

     (h) EBITDA, as adjusted, is defined as income from operations before interest, taxes, depreciation, amortization and restructuring charges. EBITDA, as adjusted, is presented as additional information because Keebler believes it to be a useful indicator of a company's ability to meet debt service and capital expenditure requirements. It is not, however, intended as an alternative measure of operating results or cash flow from operations (as determined in accordance with generally accepted accounting principles).

                       SELECTED HISTORICAL FINANCIAL DATA

     The selected historical financial data presented below as of and for the fiscal years ended January 1, 1994, December 31, 1994, December 30, 1995, December 28, 1996 and January 3, 1998 have been derived from the consolidated financial statements of Keebler and the Predecessor Company incorporated by reference into this prospectus, which have been audited by PricewaterhouseCoopers LLP, independent public accountants. The unaudited consolidated financial data of Keebler as of and for the forty weeks ended October 4, 1997 and October 10, 1998 have been derived from unaudited financial statements of Keebler incorporated by reference into this prospectus and, in the opinion of Keebler, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation thereof. The results of operations presented below are not necessarily indicative of results to be expected for any future period. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements incorporated by reference into this prospectus.

                                                                PREDECESSOR COMPANY
                                               ------------------------------------------------------
                                                                                             FOUR
                                                              YEAR ENDED                     WEEKS
                                               ----------------------------------------      ENDED
                                               JANUARY 1,   DECEMBER 31,   DECEMBER 30,   JANUARY 26,
                                                  1994          1994           1995          1996
                                               ----------   ------------   ------------   -----------
                                                            (IN MILLIONS)
OPERATING DATA:
Net sales....................................   $1,650.1      $1,599.7       $1,578.6       $101.7
Costs and expenses:
  Cost of sales..............................      718.6         705.5          746.8         54.9
  Selling, marketing and administrative
    expenses.................................      878.9         845.7          884.6         71.4
  Restructuring charges......................      120.1            --             --           --
  Loss on impairment of Salty Snacks
    business.................................         --            --           86.5           --
  Other......................................        0.1           2.1           (1.4)         0.9
                                                --------      --------       --------       ------
Income (loss) from continuing operations.....      (67.6)         46.4         (137.9)       (25.5)
Interest expense (income), net...............       81.6          74.4           28.3         (0.1)
                                                --------      --------       --------       ------
Income (loss) from continuing operations
  before income taxes........................     (149.2)        (28.0)        (166.2)       (25.4)
Income tax expense (benefit).................      (22.3)         (1.1)          (0.5)          --
                                                --------      --------       --------       ------
Income (loss) from continuing operations
  before extraordinary item and cumulative
  effect of accounting changes...............     (126.9)        (26.9)        (165.7)       (25.4)
Discontinued operations:
  Income from operations of discontinued
    Frozen Food businesses, net of tax.......        0.6           3.4            7.4           --
  Gain on disposal of Frozen Food businesses,
    net of tax...............................         --            --             --         18.9
                                                --------      --------       --------       ------
Income (loss) before extraordinary item and
  cumulative effect of accounting changes....     (126.3)        (23.5)        (158.3)        (6.5)
Extraordinary item:
  Loss on early extinguishment of debt, net
    of tax...................................         --            --             --           --
                                                --------      --------       --------       ------
Income (loss) before cumulative effect of
  accounting changes.........................     (126.3)        (23.5)        (158.3)        (6.5)
  Cumulative effect of accounting changes,
    net of tax...............................      (20.9)          0.5             --           --
                                                --------      --------       --------       ------
Net income (loss)............................   $ (147.2)     $  (23.0)      $ (158.3)      $ (6.5)
                                                ========      ========       ========       ======
Diluted net income (loss) per share..........         --            --             --           --
Weighted average shares outstanding..........         --            --             --           --
OTHER DATA:
EBITDA, as adjusted(c).......................   $   98.4      $   89.5       $  (93.3)      $(23.5)
Depreciation and amortization (excluding
  items related to discontinued
  operations)................................       45.9          43.1           44.6          2.0
Capital expenditures (excluding expenditures
  related to discontinued operations)........       30.6          54.6           54.2          3.2
CASH FLOW DATA:
Cash provided from (used by)
  Operating activities.......................   $   22.0      $  (17.4)      $  (61.4)      $ (0.4)
  Investing activities.......................      (92.1)        (45.9)         (52.6)        65.2
  Financing activities.......................       58.3          69.4          104.4        (65.7)
                                                --------      --------       --------       ------
Increase (decrease) in cash and cash
  equivalents................................   $  (11.8)     $    6.1       $   (9.6)      $ (0.9)
                                                ========      ========       ========       ======

                                                                     KEEBLER
                                               ----------------------------------------------------
                                               FORTY-EIGHT                   FORTY         FORTY
                                                  WEEKS          YEAR        WEEKS         WEEKS
                                                  ENDED         ENDED        ENDED         ENDED
                                               DECEMBER 28,   JANUARY 3,   OCTOBER 4,   OCTOBER 10,
                                                 1996(A)         1998         1997        1998(B)
                                               ------------   ----------   ----------   -----------
                                                       (IN MILLIONS EXCEPT PER SHARE DATA)
OPERATING DATA:
Net sales....................................    $1,645.5      $2,065.2     $1,542.2     $1,626.7
Costs and expenses:
  Cost of sales..............................       774.2         888.0        668.5        678.3
  Selling, marketing and administrative
    expenses.................................       794.8       1,026.3        770.5        816.7
  Restructuring charges......................          --            --           --           --
  Loss on impairment of Salty Snacks
    business.................................          --            --           --           --
  Other......................................         6.4           9.5          7.1          7.1
                                                 --------      --------     --------     --------
Income (loss) from continuing operations.....        70.1         141.4         96.1        124.6
Interest expense (income), net...............        38.4          33.8         28.6         17.0
                                                 --------      --------     --------     --------
Income (loss) from continuing operations
  before income taxes........................        31.7         107.6         67.5        107.6
Income tax expense (benefit).................        14.0          45.2         28.4         45.2
                                                 --------      --------     --------     --------
Income (loss) from continuing operations
  before extraordinary item and cumulative
  effect of accounting changes...............        17.7          62.4         39.1         62.4
Discontinued operations:
  Income from operations of discontinued
    Frozen Food businesses, net of tax.......          --            --           --           --
  Gain on disposal of Frozen Food businesses,
    net of tax...............................          --            --           --           --
                                                 --------      --------     --------     --------
Income (loss) before extraordinary item and
  cumulative effect of accounting changes....        17.7          62.4         39.1         62.4
Extraordinary item:
  Loss on early extinguishment of debt, net
    of tax...................................         1.9           5.4          2.7          1.7
                                                 --------      --------     --------     --------
Income (loss) before cumulative effect of
  accounting changes.........................        15.8          57.0         36.4         60.7
  Cumulative effect of accounting changes,
    net of tax...............................          --            --           --           --
                                                 --------      --------     --------     --------
Net income (loss)............................    $   15.8      $   57.0     $   36.4     $   60.7
                                                 ========      ========     ========     ========
Diluted net income (loss) per share..........    $   0.21      $   0.70     $   0.45     $   0.69
                                                 --------      --------     --------     --------
                                                 --------      --------     --------     --------
Weighted average shares outstanding..........        76.1          80.6         80.1         87.4
                                                 ========      ========     ========     ========
OTHER DATA:
EBITDA, as adjusted(c).......................    $  119.6      $  202.1     $  141.6     $  171.1
Depreciation and amortization (excluding
  items related to discontinued
  operations)................................        49.5          60.7         45.5         46.5
Capital expenditures (excluding expenditures
  related to discontinued operations)........        29.4          48.4         26.1         36.0
CASH FLOW DATA:
Cash provided from (used by)
  Operating activities.......................    $   53.2      $  218.3     $  128.1     $  103.4
  Investing activities.......................      (130.1)        (41.5)       (20.8)      (480.1)
  Financing activities.......................        86.8        (161.6)       (58.2)       367.2
                                                 --------      --------     --------     --------
Increase (decrease) in cash and cash
  equivalents................................    $    9.9      $   15.2     $   49.1     $   (9.5)
                                                 ========      ========     ========     ========

                                                                      AS OF                                      AS OF
                                             -------------------------------------------------------   -------------------------
                                             -------------------------------------------------------   -------------------------
                                             JANUARY 1,   DECEMBER 31,   DECEMBER 30,    JANUARY 26,   DECEMBER 28,   JANUARY 3,
                                                1994          1994           1995           1996           1996          1998
                                             ----------   ------------   -------------   -----------   ------------   ----------
                                                                  (IN MILLIONS)                              (IN MILLIONS)
BALANCE SHEET DATA:
Cash and cash equivalents..................   $    6.4      $   12.5        $  3.0         $  2.1        $   12.0      $   27.2
Total assets...............................    1,043.0       1,001.2         926.9          849.1         1,102.1       1,042.9
Due to affiliate...........................      872.7         551.6         108.0          105.0              --            --
Total debt.................................      263.8         333.2         437.6          371.4           457.9         298.8
Shareholders' equity (deficit).............     (511.9)       (234.9)         51.8           45.3           165.1         222.0

                                                       AS OF
                                             -------------------------
                                             -------------------------
                                             OCTOBER 4,    OCTOBER 10,
                                                1997          1998
                                             -----------   -----------
                                                   (IN MILLIONS)
BALANCE SHEET DATA:
Cash and cash equivalents..................   $   61.1      $   17.7
Total assets...............................    1,116.1       1,633.6
Due to affiliate...........................         --            --
Total debt.................................      401.8         654.7
Shareholders' equity (deficit).............      201.5         297.4

---------------
(a) Includes the operating results of Sunshine from the acquisition date of June 4, 1996 through the end of the period presented. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(b) Excludes President's results of operations for the thirteen days in the period following the acquisition date of September 28, 1998. President's balance sheet data as of October 10, 1998 are included in the balance sheet data as of such date.

(c) EBITDA, as adjusted, is defined as income (loss) from continuing operations before interest, taxes, depreciation, amortization and restructuring charges. EBITDA, as adjusted, is presented as additional information because Keebler believes it to be a useful indicator of a company's ability to meet debt service and capital expenditure requirements. It is not, however, intended as an alternative measure of operating results or cash flow from operations (as determined in accordance with generally accepted accounting principles).

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     General

     Keebler sells cookies and crackers, custom-baked products to other manufacturers of branded food products, pie crusts and ice cream cones. Net sales are principally affected by product pricing and quality, brand recognition, new product introductions and product line extensions, marketing and service. Keebler manages these factors to achieve a sales mix favoring its higher margin products while driving volume through its national DSD distribution system.

     The principal elements comprising Keebler's cost of sales are raw and packaging materials, labor and manufacturing overhead. The major raw materials used in the manufacture of Keebler's products are flour, sugar, chocolate, shortening and milk. Keebler also uses paper products, such as corrugated cardboard, as well as films and plastics to package its products. The prices of these raw materials have been subject to significant volatility. Keebler has mitigated the effect of such price increases in the past through its hedging programs, but may not be successful in protecting itself from increases in the future. In addition to the foregoing factors, cost of sales are affected by the efficiency of production methods and manufacturing capacity utilization.

     Keebler's selling, marketing and administrative expenses are comprised mainly of labor and lease costs associated with Keebler's national DSD distribution system, trade and consumer promotion costs, other advertising costs and the cost of corporate offices. While costs associated with Keebler's national DSD distribution system and the cost of corporate offices are generally fixed, promotion and other advertising costs are more variable. Promotion and other advertising costs represent the largest component of Keebler's cost structure other than cost of sales and are principally influenced by changes in net sales.

     Keebler is in the process of integrating President into its operations. In connection with this integration, Keebler is currently undertaking a complete analysis of its system-wide manufacturing and distribution operations as it assesses opportunities to improve its operational efficiencies in 1999 and beyond. Keebler currently anticipates that it will take a restructuring charge during 1999 when its plans are finalized.

     Matters Affecting Comparability

     Keebler's operating results for the forty-eight weeks ended December 28, 1996 have been combined with the operating results of the Predecessor Company for the four weeks ended January 26, 1996 to compare the years ended December 28, 1996 and December 30, 1995. Keebler's operating results for the year ended December 28, 1996 include the operating results of Sunshine from its acquisition date of June 4, 1996. Keebler's operating results for the forty weeks ended October 10, 1998 exclude the operating results of President for the thirteen days in the period following its acquisition date of September 28, 1998. Such results will be included in Keebler's results for the year ending January 2, 1999. The operating results of Keebler have been restated to reflect the merger with INFLO as if it had been effective January 26, 1996.

     For the year ended December 30, 1995, the financial results of the Predecessor Company include the results of operations of the Salty Snacks business. The Salty Snacks business was liquidated by prior management in connection with the Keebler acquisition. The condensed results of operations of the Salty

Snacks business, excluding allocations of the fixed portions of selling, distribution and general administrative expenses, for that year were as follows:

                                                  YEAR ENDED
                                               DECEMBER 30, 1995
                                               -----------------
                                                 (IN MILLIONS)
Net sales....................................       $135.7
Loss from continuing operations..............        (25.6)

     For the year ended December 30, 1995, the financial results of the Predecessor Company also include the results of operations of the Frozen Food businesses as a discontinued operation.

     Keebler's results of operations, expressed as a percentage of net sales, for the last three years ended December 30, 1995, December 28, 1996 and January 3, 1998 and the forty week periods ended October 4, 1997 and October 10, 1998 are set forth below:

                                                          YEAR ENDED                     FORTY WEEKS ENDED
                                           ----------------------------------------   ------------------------
                                           DECEMBER 30,   DECEMBER 28,   JANUARY 3,   OCTOBER 4,   OCTOBER 10,
                                               1995           1996          1998         1997         1998
                                           ------------   ------------   ----------   ----------   -----------
Net sales................................      100.0%         100.0%       100.0%        100.0%       100.0%
Costs and expenses:
  Cost of sales..........................       47.3           47.5         43.0          43.3         41.7
  Selling, marketing and administrative
     expenses............................       56.0           49.6         49.7          50.0         50.2
  Loss on impairment of Salty Snacks
     business............................        5.5             --           --            --           --
  Other..................................       (0.1)           0.4          0.5           0.5          0.4
                                              ------         ------        -----        ------        -----
Income (loss) from continuing
  operations.............................       (8.7)           2.5          6.8           6.2          7.7
  Interest expense, net..................        1.8            2.2          1.6           1.8          1.1
                                              ------         ------        -----        ------        -----
Income (loss) from continuing operations
  before income taxes....................      (10.5)           0.3          5.2           4.4          6.6
  Income tax expense.....................         --            0.8          2.2           1.8          2.8
                                              ------         ------        -----        ------        -----
Income (loss) from continuing operations
  before extraordinary item and
  cumulative effect of accounting
  changes................................      (10.5)          (0.5)         3.0           2.6          3.8
Discontinued operations:
  Income from operations of Frozen Food
     businesses, net of tax..............        0.5             --           --            --           --
  Gain on disposal of Frozen Food
     businesses, net of tax..............         --            1.1           --            --           --
                                              ------         ------        -----        ------        -----
Income (loss) before extraordinary item
  and cumulative effect of accounting
  changes................................      (10.0)           0.6          3.0           2.6          3.8
Extraordinary item:
  Loss on early extinguishment of debt,
     net of tax..........................         --            0.1          0.3           0.2          0.1
                                              ------         ------        -----        ------        -----
Net income (loss)........................      (10.0)%          0.5%         2.7%          2.4%         3.7%
                                              ======         ======        =====        ======        =====

COMPARISON OF FIRST FORTY WEEKS OF 1998 TO 1997

     Net Sales. For the forty weeks ended October 10, 1998, net sales of $1,626.7 million were $84.5 million or 5.5% above the same period of the prior year. Selected price increases combined with a favorable sales mix and volume growth generated the increased revenue for the period. Sales of branded products, including new products and line extensions of existing brands, combined with wider distribution in nonsupermarket channels drove the volume gains.

     Gross Profit. Gross profit improvements were realized on a year-to-date basis, with gross profit of $948.4 million, up $74.7 million from the same period in 1997, or 1.6 percentage points as a percentage of net sales. Lower production costs combined with the impact of price increases resulted in the gross profit margin improvements when compared to the comparable period of a year ago. Productivity and cost savings have been principally secured through capital investment in bakery automation projects.

     Selling, Marketing and Administrative Expenses. Selling, marketing and administrative expenses of $816.7 million for the forty weeks ended October 10, 1998 were $46.2 million higher than the comparable period in 1997. Higher marketing and sales force expenses, offset partially by lower distribution costs, primarily drove the increased spending for the forty week period. Higher marketing expenses resulted from Keebler's continued focus on brand-building advertising and consumer promotions, while improved inventory handling and deployment accounted for a decline in distribution costs. For the forty weeks ended October 10, 1998, selling, marketing and administrative expenses, as a percentage of net sales, were 0.2 percentage points above the comparable prior year period primarily due to increased marketing expenses.

     Income (Loss) from Continuing Operations. Income from continuing operations was $28.5 million higher in the forty week period ended October 10, 1998 versus the same period in 1997. The growth in operating income for the period was principally attributable to higher revenues combined with productivity and cost savings attained from a more efficient cost structure. Results, however, were partially offset by higher selling, marketing and administrative expenses.

     Interest Expense. Net interest expense was $11.6 million lower for the forty weeks ended October 10, 1998. The decline in net interest expense was primarily attributable to more favorable interest rates in 1998 and up until September 28, 1998, lower outstanding debt balances. Additional debt of $385.0 million was incurred on September 28, 1998 to finance the President acquisition. Also contributing to the lower interest expense was a lower average debt balance resulting from debt repayments consisting of $70.0 million of principal pre-payments on term notes and a $29.0 million early extinguishment of a seller note in the fourth quarter of 1997, as well as from the extinguishment of the $145.0 million outstanding term note balance in September 1998. The weighted average interest rate was 0.7 percentage points lower for the forty weeks ended October 10, 1998 compared to the same period a year ago.

     Income Taxes. Income tax expense of $45.2 million for the forty weeks ended October 10, 1998 was $16.8 million higher than the same period a year ago. The increase in income tax expense was primarily due to higher pre-tax earnings. Keebler provided for income taxes at an effective tax rate of 42%. The effective tax rate exceeded the statutory rate due to nondeductible expenses, principally amortization of intangibles, including trademarks, trade names and goodwill.

     Extraordinary Item Net of Income Taxes. In both 1998 and 1997, Keebler recorded extraordinary charges for the write-off of unamortized bank fees associated with the early extinguishment of debt. The debt extinguishment in the forty week period ended October 10, 1998 was for the $145.0 million payoff of the outstanding term note balance in conjunction with the $825.0 million of new credit facilities (the "New Credit Facilities") entered into in connection with the President acquisition. The after-tax extraordinary charge recorded was $1.7 million in the forty week period ended October 10, 1998 and $2.7 million in the comparable period in 1997. Related tax benefits for the forty week period ended October 10, 1998 and the comparable period in 1997 were $1.1 million and $1.9 million, respectively.

     Net Income (Loss). Net income for the forty week period ended October 10, 1998 of $60.7 million was $24.3 million higher than the prior year comparable period. Increased net earnings were the result of revenue growth achieved through both higher prices and sales mix changes, combined with lower operating expenses achieved from cost savings programs and lower interest expense.

COMPARISON OF FISCAL 1997 TO 1996

     Net Sales. Net sales of $2,065.2 million in 1997 were $318.0 million, or 18.2%, higher than net sales of $1,747.2 million in 1996. The growth in net sales for 1997 was achieved through incremental sales from both the Sunshine acquisition and increased volumes. Sunshine results for 1996 were only included from the acquisition date of June 4, 1996. In 1996, net sales of Sunshine for the twenty-two weeks ended June 4, 1996 were $229.8 million. Sunshine net sales, in a full year-on-year comparison, were 27.3% and 29.6% of total Keebler net sales in 1997 and 1996, respectively. In addition to the incremental revenue associated with the Sunshine acquisition, increased volumes in 1997 provided 4.5% growth in net sales over the prior year. The volume growth was achieved through emphasis on more profitable cookie and cracker products, while discontinuing or repositioning less strategic products, and the introduction of new products and line extensions.

     Gross Profit. Gross profit in 1997 of $1,177.2 million was $259.1 million higher than the prior year and 4.5 percentage points better as a percent of net sales. The increase in gross profit in 1997 was due to higher sales, lower commodity and package material prices and the implementation of cost reduction and productivity programs. Of the total improvement, approximately 64.5% was attributed to incremental sales associated with both the Sunshine acquisition and increased volume. The balance of the improvement was achieved mainly through further automation of the manufacturing facilities and higher capacity utilization attributed to streamlining the manufacturing facilities. The shift toward higher margin brands benefited gross profit by $11.8 million compared to the prior year. Also contributing to the increase in gross profit in 1997 were lower prices paid for raw materials, particularly for flour and soybean oil, and lower prices paid for package materials, primarily for carton, corrugated cardboard and flexible film.

     Selling, Marketing and Administrative Expenses. Selling, marketing and administrative expenses for 1997 of $1,026.2 million, or 49.7% of net sales, increased $160.0 million from 1996, but remained relatively stable as a percent of net sales. Spending rose in 1997 due to both the impact of higher sales and increased marketing expense. The impact of higher sales contributed $126.9 million to the increase in selling, marketing and administrative expenses. Marketing expense represented 23.8% of net sales in 1997 compared to 22.2% in 1996. The higher spending rate in 1997 was due to increased brand-building national advertising and consumer promotions which were up $29.2 million over the prior year. The increased spending as a result of these factors, along with inflation, was offset by the impact of higher volumes in a more efficient, relatively fixed cost, selling and distribution network. Therefore, selling, marketing and administrative expenses as a percent of net sales remained comparable to the prior year.

     Other. Other expense for 1997 was $2.3 million, or 32.0%, higher than 1996 primarily due to higher bank fees and amortization of intangibles. Bank fees in 1997 were higher than the prior year due to several amendments to Keebler's financing agreement. Other expenses for 1997 included a full year of amortization of trademarks and goodwill recorded as part of the Sunshine acquisition compared to only twenty-eight weeks in 1996.

     Income (Loss) From Continuing Operations. Income from continuing operations of $141.4 million was $96.7 million higher than 1996. The improvement was attributed to a 18.2% increase in net sales driven by volume growth compounded by enhanced gross margins resulting from a more profitable mix, cost reductions and improved productivity. Total benefits realized more than offset incremental marketing and amortization expense.

     Interest Expense. Interest expense of $33.8 million for 1997 was $4.5 million lower than in 1996, primarily due to a lower average debt balance in 1997. The decrease in the average debt balance was the result of principal pre-payments of $113.8 million on term notes and a $29.0 million pre-payment of a seller note. In addition, the weighted average interest rate for 1997 was 0.28 percentage points lower than the 1996 weighted average rate.

     Income Taxes. Income taxes for the year were provided at an effective tax rate of 42%. The effective tax rate exceeded the statutory rate due to nondeductible expenses, principally amortization of intangibles, including trademarks, trade names and goodwill. In 1996, the effective tax rate for the forty-eight weeks ended December 28, 1996 was 44.2% and was higher than the 1997 rate due to a preliminary estimate of nondeductible expenses. Income tax expense was not provided for during the first four weeks of 1996. As part of the Keebler acquisition, Keebler adjusted the valuation allowance on deferred taxes by $25.1 million to reflect the elimination of certain deferred tax assets revalued in the purchase price allocation. Keebler carried a deferred tax valuation allowance of $84.4 million at January 3, 1998 and

December 28, 1996 to provide for the uncertainty in realizing the deductibility of deferred tax assets recognized. Pursuant to the terms of the Keebler acquisition, the Predecessor Company retained the right to use the net operating losses for potential carrybacks. Any unused operating losses are then available to Keebler, but are significantly restricted under current tax law. Therefore, all net operating loss carryforwards have been fully reserved due to the uncertainty of their realization.

     Discontinued Operations. In 1995, the Predecessor Company adopted plans to discontinue the operations of the Frozen Food businesses, and in the first four weeks of 1996, a gain of $18.9 million, net of income taxes, was recognized on the disposal of the Frozen Food businesses.

     Extraordinary Item Net of Income Taxes. In 1997 and 1996, Keebler recorded extraordinary charges net of tax of $5.4 million and $1.9 million, respectively. In 1997, $3.8 million of the extraordinary charges, net of tax, related to the write-off of debt issuance costs associated with the early retirement of the term notes. An additional $1.6 million net of tax extraordinary charge was recorded due to a loss on the early extinguishment of a seller note entered into at the time of the Keebler acquisition. In 1996, the $1.9 million extraordinary charge, net of tax, related to the write-off of debt issuance costs associated with the $125.0 million early extinguishment of increasing rate notes.

     Net Income (Loss). Net income of $57.0 million in 1997 was $47.7 million higher than net income of $9.3 million for 1996. The substantial growth in net income was the result of increased volume, the inclusion of the Sunshine business for the entire year, improved gross margins and savings achieved by leveraging the fixed cost structure of the sales and distribution network.

COMPARISON OF FISCAL 1996 TO 1995

     Net Sales. Net sales in 1996 increased $168.6 million, or 10.7%, over 1995. Net sales in 1996 included Sunshine revenues of $291.2 million, while net sales in 1995 included sales of the Salty Snacks business of $135.7 million. After adjusting for these changes in Keebler's business, the year-on-year sales increase was up $13.1 million compared to a year ago. Along with achieving this growth, Keebler also shifted its sales focus to more profitable brands. The new focus was accomplished through selected price increases on Keebler branded cookie and cracker products, a more targeted marketing emphasis, new products and the discontinuation of weaker products. While volumes in 1996 were relatively flat compared to volumes in 1995, higher revenues were achieved through these changes in product mix and selected price increases. Temporary volume decreases in sales to convenience stores, associated with a change in the selling organization and product discontinuations, were offset by volume gains from new products and broadened distribution.

     Gross Profit. Gross profit as a percentage of net sales for 1996 was 52.6% compared to 52.7% in 1995. While gross margins, in the aggregate, were down slightly year-on-year, this belies the significant improvements that were achieved. The change in sales mix noted above, resulted in an emphasis on more profitable volume. However, the value-added products emphasized as part of the 1996 sales strategy carried higher production costs than the products sold in 1995. The impact on gross profit of this change in sales mix along with higher flour prices contributed to higher cost of sales in 1996 versus 1995. Gross profit margins in 1996 also reflect the inclusion of Sunshine products, which historically carried a lower gross margin than Keebler branded products. The impact of higher costs was more than fully offset by increasing capacity utilization, cost reductions at the bakeries, as well as lowering scrap levels and achieving a more balanced production. In addition, reductions in bakery overhead staffing and a more efficient balancing of internal and co-packing arrangements achieved a lower cost of production.

     Selling, Marketing and Administrative Expenses. Selling, marketing and administrative expenses decreased $18.3 million and improved by 6.4 percentage points as a percent of net sales in 1996 compared to 1995. Included in 1996 expenses were selling, marketing and administrative expenses of $131.9 million directly attributable to the Sunshine business; while 1995 included expenses of $87.4 million directly associated with the Salty Snacks business (excluding allocation of the fixed portions of selling, distribution and administrative expenses). Excluding these influences, selling, marketing and administrative expenses decreased in 1996 compared to 1995 by $62.8 million. The improvement was principally accomplished through a targeted marketing plan behind Keebler branded products and Keebler's cost reduction program to rationalize the selling and administrative cost structure. In 1996, Keebler's focus on spending for trade promotions at the store level resulted in higher trade allowances which were more than offset by the $49.5 million decrease in national advertising and consumer promotions. The cost reductions in the selling and administrative structures were achieved primarily through headcount reductions of approximately 1,740 and changing from a relatively higher cost step-van selling organization to independent distributors to serve the convenience store channel. A decrease in research and development costs of $9.6 million was primarily attributed to headcount reductions, more focused new product programs in 1996 and lower project activity due in part to the liquidation of the Salty Snacks business prior to the Keebler acquisition. The cost reductions more than offset increased administrative expenses of management incentives and increased depreciation as a result of the Keebler and Sunshine acquisitions.

     Other. Other income and expense for 1996 was $7.2 million compared to $1.4 million of income for 1995. Other expense in 1996 consisted of $5.2 million of amortization resulting from both the Keebler and Sunshine acquisitions and bank service charges. In 1995, other income and expense consisted of $1.7 million of amortization expense, $1.4 million of miscellaneous expenses and bank service charges and other income of $4.5 million representing the gain on the sale of interests in certain logos, trade names, trademarks and service marks registered or pending registration in Australia, New Zealand, Asia and Europe.

     Income (Loss) from Continuing Operations. Income from continuing operations was $44.7 million in 1996, an improvement of $182.5 million over the loss from continuing operations for 1995. After adjusting the 1995 net operating loss of $137.9 million for the $25.6 million loss in the Salty Snacks business and the impairment write down of $86.5 million associated with that business, the earnings improvement in 1996 over 1995 was $70.5 million. The turnaround resulted from improved gross margins on Keebler brands, more efficient marketing expenditures and cost savings achieved in sales and distribution and corporate overhead. The cumulative savings from these initiatives more than offset incremental depreciation and amortization expense totaling $9.7 million recorded as a result of the Keebler and Sunshine acquisitions.

     Interest Expense. For 1996, net interest expense was $38.4 million compared to $28.3 million in 1995. The increase was due to the amortization of debt issuance costs and higher overall borrowings carrying a higher average interest rate as compared to the prior year.

     Income Taxes. Keebler provided for income taxes at an effective tax rate of 44.2% for the forty-eight weeks ended December 28, 1996. The Predecessor Company did not provide for any income tax expense for the four weeks ended January 26, 1996. The effective tax rate was higher than the statutory rate because of nondeductible expenses (principally, amortization of intangibles, including trademarks, trade names and goodwill). In 1995, there was no provision for income taxes due to operating losses incurred and the inability to carryback the losses to recover taxes paid in prior years. As part of the Keebler acquisition, Keebler adjusted the valuation allowance on deferred taxes by $25.1 million to reflect the elimination of certain deferred tax assets revalued in the purchase price allocation. At December 28, 1996, Keebler carried a deferred tax valuation allowance of $84.4 million to provide for the uncertainty in realizing the deductibility of deferred tax assets recognized. Pursuant to the terms of the Keebler acquisition, the Predecessor Company retained the right to use the net operating losses for potential carrybacks. Any unused operating losses are then available to Keebler, but are significantly restricted under current tax law. Therefore, all net operating loss carryforwards have been fully reserved due to the uncertainty of their realization.

     Discontinued Operations. During 1995, the Predecessor Company decided to dispose of the Frozen Food businesses and, therefore, presented the operations of those businesses as a discontinued item in the statement of operations. In the first four weeks of 1996, a gain of $18.9 million net of income taxes on the disposal of the Frozen Food businesses was recognized.

     Extraordinary Item Net of Income Taxes. A before-tax extraordinary loss of $3.2 million on the early extinguishment of debt was recorded in the second quarter of 1996. The loss consisted primarily of the write-off of unamortized bank fees incurred when Keebler replaced the Keebler acquisition bridge loan with the $125.0 million of 10 3/4% Senior Subordinated Notes. The tax benefit on the extraordinary loss was $1.3 million resulting in an after-tax loss of $1.9 million.

     Net Income (Loss). Net income of $9.3 million for 1996 represented a substantial improvement over the $158.3 million net loss for the prior year. The improvement was attributable to operating improvements, the divestiture of the unprofitable Salty Snacks business and the recognized gain of $18.9 million on the disposition of the Frozen Food businesses.

LIQUIDITY AND CAPITAL RESOURCES

     A condensed cash flow statement of Keebler follows:

                                                                                           FORTY
                                                                  YEAR ENDED            WEEKS ENDED
                                                          --------------------------    -----------
                                                          DECEMBER 28,    JANUARY 3,    OCTOBER 10,
                                                              1996           1998          1998
                                                          ------------    ----------    -----------
                                                                        (IN MILLIONS)
CASH PROVIDED FROM (USED BY)
  Operating activities..................................     $ 52.8        $ 218.3        $ 103.4
  Investing activities..................................      (64.9)         (41.5)        (480.1)
  Financing activities..................................       21.1         (161.6)         367.2
                                                             ------        -------        -------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........     $  9.0        $  15.2        $  (9.5)
                                                             ======        =======        =======

Cash Flow for the Forty Weeks Ended October 10, 1998

     During the first forty weeks of 1998, cash provided from operating activities was $103.4 million. Year-to-date net earnings of $60.7 million, together with higher current liabilities and income taxes payable than those at the end of the comparable period in 1997, drove the favorable cash flow. The timing of payments principally drove the increased current liabilities while the higher income taxes payable resulted from a 59.4% increase in pre-tax earnings over the prior year. An increased investment in trade accounts receivable and inventories compared to the levels at the end of the corresponding period in 1997 combined with spending on plant and facility closing costs and severance partially offset the above cash sources. The increase in inventory reflected normal seasonal inventory replenishment as the holiday season approaches. Spending for plant and facility costs and severance of $5.3 million related to exit costs associated with the Keebler and Sunshine acquisitions. Spending on plant and facility closing costs and severance associated with these acquisitions is expected to conclude by the end of 1998, with the exception of noncancellable lease obligations which are expected to continue until 2004.

     Cash used for investing activities was $480.1 million for the period and was directly attributable to the $444.8 million, net of cash acquired, used to consummate the President acquisition. In addition, $36.0 million was used for capital expenditures made to introduce new products, update and enhance production facilities and achieve near-term cost savings and efficiencies in the manufacturing, sales and distribution process.

     Financing activities for the first forty weeks of 1998 provided $367.2 million of cash principally from proceeds on long-term debt borrowings under the New Credit Facilities. In order to finance the President acquisition, total debt of $530.0 million was incurred under the New Credit Facilities. In addition, cash proceeds totaling $19.8 million were received by Keebler as a result of Bermore exercising a warrant in exchange for 6,135,781 shares of common stock at the time of Keebler's initial public offering. Employee stock options exercised during the year also provided another $0.5 million of cash. Partially offsetting these cash sources was the $145.0 million pre-payment of the outstanding term note balance and a $20.0 million repayment on the revolving facility. Additionally, $5.7 million was used to repurchase common stock into treasury under the stock repurchase program.

     As of October 10, 1998, cash and cash equivalents were $17.7 million, long-term debt outstanding was $551.4 million and current maturities were $103.3 million. Available borrowings under Keebler's revolving facility under the New Credit Facilities were $350.0 million of which $85.0 million was outstanding as of October 10, 1998. Keebler met all financial covenants contained in its financing agreements. Available cash, as well as existing credit facilities, are expected to be sufficient to meet Keebler's normal operating requirements for the foreseeable future.

Cash Flow for 1997 and 1996

     Cash provided from operating activities was $218.3 million in 1997 which was an increase of $165.5 million over the cash provided from operations in 1996. The primary contributors to the positive cash flow for 1997 were net earnings of $57.0 million, a lower investment in trade accounts receivable and reduced funding of current liabilities and income taxes. Improved accounts receivable collection procedures provided $38.2 million of working capital. The reduced funding of current liabilities was attributable primarily to the timing of payments, while the increase in income taxes payable was attributable to a $47.7 million increase in earnings from 1996. Partially offsetting these benefits was spending on plant and facility closing costs and severance and the payment of an arbitration award. Spending on plant and facility closing costs and severance relating to exit costs associated with the Keebler and Sunshine acquisitions, although down from 1996, accounted for $13.7 million of cash used by operations for the year ended January 3, 1998. Spending on plant and facility closing costs and severance associated with these acquisitions is expected to conclude by the end of 1998, with the exception of noncancellable lease obligations which are expected to continue until 2004. In addition, Keebler paid an arbitration award in 1997 regarding a contract production arrangement which was entered into by the Predecessor Company in the amount of $6.8 million plus legal fees.

     Cash used by investing activities was $41.5 million in 1997 compared to $64.9 million in 1996. The cash used in 1997 was primarily used to fund capital expenditures. Capital expenditures were $48.4 million and $32.6 million in 1997 and 1996, respectively. In 1997, capital spending was made principally to enhance, update or realign the existing production lines, provide distribution and production efficiencies and to achieve near-term cost savings. Proceeds received from asset disposals of $7.0 million partially offset capital expenditures. The sale of the Santa Fe Springs plant in 1997 accounted for $3.6 million of the proceeds with the remainder provided mainly from the sale of trucks and machinery and equipment. Keebler believes that the capital expenditure program will continue at a level sufficient to support its strategies and operating needs.

     Cash used by financing activities in 1997 was $161.6 million. In 1997, Keebler entered into an amendment and restatement of its credit agreement, proceeds from which were used to extinguish existing term loans of $153.6 million. The extinguishment was funded primarily by a draw down on a revolving loan facility and $109.8 million under a new term loan. During 1997, the draw down on the revolving loan facility was completely repaid. Additionally, in the fourth quarter of 1997, Keebler extinguished $29.0 million of debt related to a seller note and made $70.0 million in principal prepayments on the term loan using existing cash resources. Scheduled principal payments of $18.7 million were made during the year on the term loan and other debt.

Liquidity

     Keebler's liquidity prior to the President acquisition in 1998 and during 1997 was provided primarily from a senior credit facility (the "Prior Credit Facility"). Subsequent to the President acquisition, Keebler's liquidity has been provided primarily from the $825.0 million of New Credit Facilities. The New Credit Facilities consist of a $350.0 million revolving facility, a $350.0 million term facility and an additional $125.0 million short-term loan, which Keebler anticipates will be refinanced with a receivables facility. Any unused borrowings under the revolving facility are subject to a commitment fee. Keebler's total debt was $457.9 million, $298.8 million and $654.7 million as of December 28, 1996, January 3, 1998 and October 10, 1998, respectively. Current maturities on the total debt outstanding were $18.6 million, $26.4 million and $103.3 million as of such respective dates. Cash and cash equivalents were $12.0 million,

$27.2 million and $17.7 million as of such respective dates. Upon consummation of the President acquisition, Keebler borrowed $530.0 million under the New Credit Facilities and used the proceeds to finance the acquisition and repay $145.0 million of term notes outstanding under the Prior Credit Facility. On November 10, 1997, Keebler made a $40.0 million prepayment, and on December 8, 1997, Keebler made a $30.0 million prepayment, of principal on outstanding term notes under the Prior Credit Facility. The prepayments were funded from available cash and resulted in the recognition of an aggregate fourth quarter 1997 after-tax extraordinary charge of $1.1 million resulting from the loss on the early extinguishment of this debt. On November 21, 1997, Keebler purchased a seller note for $31.7 million and cancelled it. The purchase and cancellation of the seller note resulted in the recognition of a fourth quarter 1997 after-tax extraordinary charge of $1.6 million resulting from the loss on the early extinguishment of this debt. Keebler believes that available cash as well as existing credit facilities will be sufficient to meet normal operating requirements for the foreseeable future.

New Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" which is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The new statement establishes accounting and reporting standards for derivative instruments and hedging activities. The statement requires that all derivatives be recognized as either assets or liabilities in the statement of financial position and that the instruments be measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company has not yet determined the impact the new statement may have on the consolidated financial statements.

Year 2000 Issue

     The Year 2000 Issue arose because many existing computer programs use only the last two digits to refer to a year. As a result, computer programs may not properly recognize a year that begins with "20" instead of the familiar "19." If not corrected, many businesses are at risk for possible computer application miscalculations or systems failures causing disruptions in business operations. This risk is commonly referred to as the Year 2000 ("Y2K") Issue.

     Keebler utilizes software and related technologies that will be affected by the date change in the year 2000. Keebler has completed a comprehensive review of the computer systems and non-information technology systems to identify potential Y2K issues. As Keebler has implemented the SAP R/3 management information system and Manugistics software, both of which were developed/purchased as Y2K compliant, the impact of the Y2K Issue on the business is not anticipated to be material. Additionally, secondary information systems, which are not material to Keebler's ability to forecast, manufacture or deliver product, have been reviewed and Y2K issues identified. Keebler is currently in the process of correcting or upgrading these systems. Keebler intends to be Y2K compliant on all critical systems by the end of the first quarter of 1999.

     Keebler is also undertaking efforts to verify, by no later than December 31, 1998, that all material vendors and suppliers will be Y2K compliant. A comprehensive questionnaire was sent to all of Keebler's significant suppliers and vendors regarding their Y2K compliance in an attempt to identify any problem areas with respect to these groups. As no specific issues related to third parties have been identified to warrant a contingency plan, Keebler has not yet developed a plan to deal with a Y2K failure caused by a third party, but rather would intend to do so if a specific problem is identified through the questionnaires. While there can be no absolute assurance that third parties will convert their systems in a timely manner and in a way compatible with Keebler's systems, Keebler believes that its actions with third parties detailed above minimize these risks.

     It is currently estimated that the incremental costs for making Keebler compliant for the Y2K Issue is approximately $2.0 - $3.0 million, expensed as incurred. This estimate is also exclusive of Y2K issues regarding the President acquisition. Keebler is currently conducting a comprehensive review of the computer systems and non-information technology systems to identify potential Y2K issues for this newly-acquired subsidiary. Many of the Y2K risks at President will be mitigated through the implementation of the SAP R/3 management information system, Manugistics software and Keebler's warehouse management system. This implementation is expected to be completed during 1999.

     Based on the progress Keebler has made in addressing its Y2K issues and Keebler's compliance with the Y2K Issue on its primary business information systems, Keebler does not foresee significant risks associated with its Y2K compliance at this time. As Keebler's plan is to address any significant risks associated with its Y2K issues prior to being affected by them, a comprehensive contingency plan has not been developed. However, if a significant risk related to Y2K compliance or a delay in the anticipated timeline for compliance occurs, Keebler will develop contingency plans as deemed necessary at that time.

     The information presented above sets forth the steps taken by Keebler to address the Y2K Issue. Management does not expect compliance with Y2K Issues or the most reasonably likely worst case scenario and related contingency plan to have a material impact on the business, results of operations or financial condition.

     The discussion of Keebler's efforts and management's expectations relating to Y2K compliance are forward-looking statements. Readers are cautioned that forward-looking statements contained in this discussion of the Y2K Issue should be read in conjunction with Keebler's disclosures under the heading "Forward-Looking Statements; Certain Defined Terms; Market Share Data."

SEASONALITY

     Keebler's net sales, net income and cash flows are affected by the timing of new product introductions, promotional activities, price increases and a seasonal sales bias toward the second half of the year due to events such as back-to-school, Thanksgiving and Christmas. The relative mix between cookie and cracker sales varies throughout the year with stronger cracker sales in the last quarter of the calendar year. President's net sales, net income and cash flow historically have been higher in the first quarter than in any other fiscal quarter because substantially all sales of Girl Scout cookies have occurred in that quarter. For this reason, going forward, Keebler expects to realize proportionately higher net sales, net income and cash flows during the first quarter of its fiscal year than it historically has experienced.

SELF INSURANCE

     Keebler purchases insurance coverage for worker's compensation, general, product and vehicle liability maintaining certain levels of retained risk (self-insured portion). Potential losses relating to claims under the self-insured portion of the policies are accrued in accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 5, "Accounting for Contingencies." There are no unasserted claims that require a reserve or disclosure in accordance with SFAS No. 5.

                                    BUSINESS

THE COMPANY

     Keebler is the second largest cookie and cracker manufacturer in the United States with annual net sales of over $2.5 billion and a 25.8% share of the U.S. cookie and cracker markets. Keebler markets a majority of its products under well-recognized brands such as Keebler, Cheez-It, Carr's and Famous Amos. In the United States, Keebler is the number two manufacturer of branded cookies and crackers and the number one manufacturer of private label cookies, Girl Scout cookies and cookies and crackers for the foodservice market. Keebler also is the number one manufacturer of retail branded ice cream cones in the United States and is a major producer of retail branded pie crusts. Keebler also produces custom-baked products for other marketers of branded food products.

     Branded Products. Keebler's branded cookie and cracker products accounted for 84% of its net sales in the first forty weeks of 1998, excluding President. Keebler produces nine of the twenty-five best-selling cookies and ten of the twenty-five best-selling crackers in the United States based on dollar sales. Keebler's branded cookie and cracker products include, among others, the following:

    KEEBLER BRAND                   CHEEZ-IT BRAND                OTHER BRANDS
    -------------                   --------------                ------------
 Chips Deluxe cookies           Cheez-It snack crackers            Famous Amos
Pecan Sandies cookies             Cheez-It party mix                 Murray
 Fudge Shoppe cookies        Nacho Cheez-It snack crackers           Carr's
 Town House crackers       Cheez-It Heads and Tails crackers     Vienna Fingers
    Club crackers                 Cheez-It snack mix                 Hydrox
 Wheatables crackers                                             Sunshine Krispy
    Zesta crackers                                                    Hi-Ho

     DSD Distribution System. Keebler distributes its branded cookie and cracker products to approximately 30,000 retail locations through its own national direct to store sales and distribution system, which is known as a "DSD distribution system". With this national DSD distribution system, Keebler services substantially all supermarkets in the United States. Keebler is one of only two cookie and cracker companies that owns and operates a national DSD distribution system. Keebler believes its national DSD distribution system provides it with certain competitive advantages. Sales employees of Keebler's national DSD distribution system visit supermarkets on average 2.8 times each week. These employees stock and arrange Keebler's products on store shelves and build end-aisle and free-standing product displays. This frequent presence of Keebler employees in supermarkets provides Keebler with a high level of control over the availability and presentation of its products. Keebler believes that this control allows it to maintain shelf space, better execute in-store promotions and more effectively introduce new products. In-store promotions are important because Keebler believes that purchases of cookies and crackers are often impulse driven. With the President acquisition, Keebler acquired President's franchised DSD distribution system which principally distributes products east of the Mississippi River. The President DSD distribution system is comprised of independent franchisees who purchase and resell certain President products. President's DSD distribution system services both supermarkets and certain non-supermarket channels.

INDUSTRY OVERVIEW

     In 1997, the U.S. cookie and cracker industry had retail sales of $8.4 billion, with cookie sales of $4.9 billion and cracker sales of $3.5 billion. Since 1992, consumption per person of cookies and crackers in the United States has remained stable. The cookie and cracker industry is comprised of distinct types of products. Cookie product types include, among others, sandwich cookies, chocolate chip cookies and fudge-covered cookies. Cracker product types include, among others, saltine crackers, graham crackers and snack crackers.

     Supermarkets accounted for 78% of 1997 retail sales in the cookie and cracker industry with mass merchandisers (such as Wal-Mart), convenience stores and drug stores accounting for the balance. Since 1992, U.S. annual dollar supermarket sales of cookies and crackers have increased an average of 1.5% per year. Moreover, Keebler believes that non-supermarket channels of distribution are becoming increasingly important.

     Keebler and Nabisco are the two largest national participants in the cookie and cracker industry. Keebler and Nabisco have a combined retail market share of 59.3%, with Keebler having 25.8% and Nabisco having 33.5%. Other participants in the industry generally operate only in certain regions of the United States or offer fewer types of cookies and cracker products.

STRATEGY

     Since the acquisition of the Keebler business in January 1996, Keebler's management has employed a business strategy designed to capitalize on its competitive strengths. The acquisitions of Sunshine and President have enabled Keebler to further develop this business strategy. The key elements of Keebler's strategy are:

     Build on the Keebler Brand. Keebler is one of the few packaged food brands that generates over $1 billion in annual sales. The Keebler brand is recognized in approximately 99% of U.S. households and is used in approximately two-thirds of U.S. households. This brand awareness has been developed over many years of marketing "Elfin Magic" imagery and "Uncommonly Good" Keebler products. Keebler intends to continue to invest in advertising and promoting the Keebler brand. Keebler's marketing emphasizes the well known images of Ernie and the other Keebler Elves and Keebler's Hollow Tree.

     Take Advantage of Keebler Brand Strength Across Product Types. There are many types of cookie and cracker products. Keebler believes that many well known cookie and cracker brands are only associated with one type of product, such as chocolate chip cookies, making it difficult for these brands to be used to market other types of cookie and cracker products. This requires other manufacturers to invest in creating an entirely new brand identity when developing a new product. In contrast, Keebler believes the strength of the Keebler brand is its consumer identity across a wide variety of these product types, which allows Keebler to cost effectively introduce new product extensions, market new types of products and compete in lower volume types of products. Keebler's strategy is also to focus on products in its portfolio of cookie and cracker products that already have a strong position or on product types which are not dominated by a competitor's strong branded product.

     Expand the Cheez-It Brand. Keebler's Cheez-It brand crackers are the number one selling snack cracker in the United States. Annual retail sales of Cheez-It brand products exceed $250 million. The Cheez-It brand has a distinctive image with consumers. Keebler intends to maintain and build on this distinctive image through new products, advertising and packaging. In 1998, as part of this strategy, Keebler ran national media advertising for Cheez-It for the first time in the brand's history. Keebler has also introduced new products, such as Cheez-It Heads and Tails crackers and Cheez-It snack mix, adding to its portfolio of Cheez-It products. Sales of Cheez-It products for the first forty weeks of 1998 increased by 23.7% compared to the same period in 1997.

     Expand Non-Supermarket Sales. In 1997, 22% of retail cookie and cracker sales were through mass merchandisers, convenience stores and drug stores. Keebler believes that its total share of sales to these and other non-supermarket channels, including club stores and vending distributors, is significantly lower than its share of sales to supermarkets. Following the Keebler acquisition in January 1996, Keebler's management began focusing resources on non-supermarket channels. Keebler develops products, packaging and distribution tailored to non-supermarket channels. As a result of these efforts, Keebler's non-supermarket sales have grown significantly. For example, Keebler's retail sales through mass merchandisers (excluding President's sales) increased 34% in the first forty weeks of 1998 compared to the first forty weeks of 1997.

     Increase the Efficiency of its Operations. Keebler intends to continue to increase the efficiency of its operations and reduce costs. In 1998, Keebler's management lowered annual costs by approximately $35.0 million principally by further automating certain bakery and distribution operations and by improving inventory management. Keebler also has installed an SAP R/3 management information system resulting in more efficient operations because of the availability of detailed financial and operational information. Keebler plans to install this SAP R/3 system in its President facilities in 1999.

     Capitalize on the President Acquisition. The President acquisition provides Keebler with a number of opportunities and benefits that should help Keebler achieve certain strategic goals. These include the following:

     - President's product mix complements Keebler's by adding strong brands such as Famous Amos cookies, which has annual retail sales in excess of $60 million, and Murray sugar free cookies, which has annual retail sales in excess of $35 million. These brands strengthen and diversify the Keebler portfolio of branded products.

     - Keebler believes that the integration of President into its operations should allow Keebler to operate more efficiently in areas such as manufacturing, raw material and packaging purchasing and product distribution.

     - The President acquisition also diversifies Keebler's cookie and cracker business by making Keebler the leading manufacturer of Girl Scout cookies, a position that President has held for over ten years.

     - The President acquisition provides Keebler with an increased market share in non-supermarket channels. For example, Famous Amos is the number one selling cookie in vending machines and has a strong presence in club and convenience stores. Sales of Famous Amos products in non-supermarket channels are approximately $40 million annually.

     Pursue Acquisitions. Keebler intends to pursue additional acquisitions, such as the President acquisition, that complement or provide further opportunities to use its existing brands, manufacturing capabilities or distribution systems.

KEEBLER HISTORY

     Keebler was founded in 1853. In 1974, Keebler was acquired by United Biscuits plc ("United Biscuits"). In the early 1980s, Keebler introduced salty snack products and then expanded its distribution system to accommodate them. After experiencing initial growth, sales of Keebler's salty snack products began to decline. In response, Keebler embarked on a strategy aimed at increasing the sales volume of its other products (i.e. cookies and crackers), in part to increase utilization of its national DSD distribution system. As a result of competitive responses to Keebler's actions, Keebler did not increase its share of the cookie and cracker market. At the time of the Keebler acquisition in January 1996, Keebler disposed of its Salty Snacks business.

     In June 1996, Keebler acquired Sunshine. By the end of 1996, Keebler completed its planned integration of Sunshine's operations into those of Keebler. The combination of Sunshine and Keebler allowed Keebler to achieve efficiencies in administration, purchasing, production, marketing, sales and distribution. In particular, Keebler incorporated the sales and distribution of Sunshine retail branded products into Keebler's national DSD distribution system which had excess capacity. Filling this excess capacity with Sunshine products made Keebler's national DSD distribution system more efficient and allowed Keebler to focus its sales and marketing efforts on its more profitable retail branded products. In January 1996, Artal, Flowers and certain of Keebler's current management acquired the Keebler business.

     In September 1998, Keebler acquired President. President manufactures and markets cookies, brownies and snack cakes. President's brands include Famous Amos and Murray. President is also the leading manufacturer of both Girl Scout and sugar free cookies in the United States. In 1997, President had net sales of $441.1 million and a 3.4% share of the U.S. cookie and cracker market.

PRODUCTS AND MARKETS

     Keebler is the second largest cookie and cracker manufacturer in the United States. Keebler's principal product categories include branded and private label cookie and cracker products (which are sold in a variety of different flavors, shapes, fat contents, sizes, weights and packages), pie crusts and ice cream cones for retail and foodservice markets and custom-baked products for other marketers of branded food products. Keebler produces and markets nine of the twenty-five best-selling cookies and ten of the twenty-five best-selling crackers in the United States based on dollar sales and has a 25.3% share of the U.S. cookie market and a 26.5% share of the U.S. cracker market. As a result of the President acquisition, Keebler is the leading manufacturer of cookies for the Girl Scouts of America.

  Branded Cookies

     The following table sets forth information with respect to certain of Keebler's leading branded cookie products:

        PRODUCT                   TYPE               SALES POSITION
        -------                   ----               --------------
                                                 (BASED ON DOLLAR SALES)
Keebler Chips Deluxe     Chocolate Chip                    #2
Keebler Fudge Shoppe     Fudge-covered                     #1
Keebler Sandies          Shortbread                        #1
Keebler Vanilla Wafers   Vanilla Wafers                    #2
Hydrox                   Chocolate Sandwich                #2

  Branded Crackers

     The following table sets forth information with respect to certain of Keebler's leading branded cracker products:

       PRODUCT            TYPE         SALES POSITION
       -------            ----         --------------
                                   (BASED ON DOLLAR SALES)
Cheez-It                Snack                #1
Keebler Town House      Everyday             #2
Keebler Graham Selects  Graham               #2
Keebler Zesta           Saltine              #2
Carr's                  Specialty            #1

     Keebler imports and distributes Carr's crackers in the United States under an exclusive long-term licensing and distribution agreement with United Biscuits. Carr's crackers are manufactured in the United Kingdom by McVities, a subsidiary of United Biscuits. Carr's crackers are the best-selling specialty crackers in the United States. Pursuant to the licensing and distribution agreement, Keebler has the right to produce new cookie and cracker products under the Carr's label, which can be marketed throughout the United States.

  President's Branded Products

     President's branded products include Famous Amos cookies, Murray cookies (including sugar free cookies) and Plantation brownies. Keebler's research indicates that Famous Amos is an upscale adult brand. Famous Amos cookies have annual retail sales in excess of $60 million, are the number one selling cookie in vending machines and have a strong presence in club and convenience stores. These non-supermarket channels contribute approximately $40 million in annual sales of Famous Amos products. Murray sugar free cookies have annual retail sales in excess of $35 million and are the number one selling sugar free cookies in the United States. Plantation brownies are the number one selling brownie in vending machines. President also manufactures Olde New England brownies and Jackson's, Greg's and Bishop cookies for certain regional markets.

Pie Crusts

     Preformed pie crusts, sold under the Keebler Ready Crust brand name, accounted for approximately 73% of the U.S. retail shelf stable preformed pie crust market (measured in dollars). Keebler's dedicated Keebler Ready Crust sales team, assisted by a national system of independent brokers, markets Keebler Ready Crust products, which are shipped directly to customers' warehouses.

Ice Cream Cones

     Keebler branded ice cream cones are the leading retail branded ice cream cones in the United States with a 33.7% market share. Keebler also markets its ice cream cones through foodservice channels and produces cones for various restaurants and ice cream retailers, such as McDonald's and TCBY.

Products for the Foodservice Market

     Keebler is the leading supplier of cookies and crackers purchased by the foodservice market in the United States. Keebler's foodservice products are sold by a national sales force dedicated exclusively to the foodservice market, with the assistance of independent brokers. In the foodservice market, Keebler generally sells to large distributors who sell these products to restaurants and institutions.

Private Label Products

     Keebler manufactures private label products to be sold by retailers under their own brands. Keebler expanded into the private label cookie and cracker market in 1993 with its purchase of Bake-Line Products, Inc. ("Bake-Line"), a producer of private label cookie products. While Bake-Line had historically concentrated on cookie products, Keebler expanded into the private label cracker market in 1994. Keebler is the leading manufacturer of private label cookie products in the United States. Keebler has a 38.6% share of the private label cookie market. Keebler has a 14.1% share of the private label cracker market. Keebler serves leading supermarkets in the United States with a variety of private label products ranging from value-oriented standard products to premium items that compete with branded alternatives. Keebler's plant in Des Plaines, Illinois is dedicated to producing private label cookies, and is capable of producing a wide variety of products with numerous packaging options to meet the wide-ranging demands of Keebler's private label customers. Keebler's private label cookies and crackers are shipped via common carrier directly to customer warehouses and are not distributed through Keebler's national DSD distribution system.

Girl Scouts of America Relationship

     President has been the leading manufacturer of cookies for the Girl Scouts of America since the mid-1980s. President is currently the exclusive supplier to more than one-half of the approximately 320 Girl Scout Councils in the United States and is one of only three cookie manufacturers licensed by the Girl Scouts of America to manufacture Girl Scout cookies. President has dedicated marketing personnel which assist the various Girl Scout Councils with sales, marketing and public relations programs. President employs a team of nine salespersons, as well as independent brokers, which market to U.S. Girl Scout Councils.

Custom-Baked Products for Other Marketers of Branded Food Products

     Keebler manufactures a variety of custom-baked products for other marketers of branded food products. In particular, Keebler has manufactured Pop Tarts for Kellogg since the product's introduction in 1963. Keebler also has manufactured a variety of other Kellogg branded products, including Cracklin' Oat Bran and Nutri-Grain bars. Custom-baked products produced for other marketers of branded food products include crackers for Oscar Mayer Lunchables and Starkist Charlie Tuna snack kits, Kraft Handi-Snacks, Gerber Biter biscuits and McDonaldland cookies. These custom-baked products are packaged under the customers' labels and shipped from Keebler plants to the customers' regional warehouses or distribution centers via common carrier.

New Products and Other Innovations

     Since the Keebler acquisition, Keebler has focused on new product introductions and line extensions within its core product types such as Keebler Snackin' Grahams, Keebler Peanut Butter Fudge Sticks, Cheez-It Heads and Tails, Cheez-It snack mix, Cheez-It Hot & Spicy and Lemon Creme Vienna Fingers. In addition, Keebler has introduced innovative product types such as Keebler Cookie Stix. Keebler has also developed new sizes of its leading products to enable it to expand in non-supermarket channels and has introduced innovative packaging such as holographic holiday packaging and resealable stand-up packages for its Cheez-It snack mix.

CUSTOMERS

     Keebler's top 10 customers in the first forty weeks of 1998 accounted for 29.1% of Keebler's net sales. No single customer accounted for more than 5% of net sales.

MANAGEMENT INFORMATION SYSTEM

     Keebler has installed the SAP R/3 management information system allowing the rapid communication of extensive information among its corporate office, manufacturing facilities, distribution facilities and sales force. This software system enables Keebler to (i) improve the efficiency of its manufacturing and distribution facilities, (ii) service the diverse needs of its decentralized sales force, (iii) plan production runs and control inventory and (iv) provide consistent, timely and current information to management. Keebler plans to install this SAP R/3 system in the President facilities in 1999.

MANUFACTURING AND DISTRIBUTION

     Keebler recognizes that the mass distribution of its consumer food products is an important element in maintaining sales growth and providing service to its customers. Keebler attempts to meet the changing demands of its customers by planning appropriate stock levels and reasonable delivery times consistent with achieving optimal economics of distribution. In order to achieve these objectives, Keebler has developed a network of manufacturing plants, shipping centers and distribution warehouses strategically located throughout the continental United States to provide high national in-store presence. Keebler uses a combination of Keebler-owned, public and contract carriers to deliver its products from its distribution points to its customers.

     Following the President acquisition, Keebler owns and operates nineteen manufacturing facilities in the United States. Keebler also owns and operates a dairy in Fremont, Ohio that produces cheese under a proprietary formula which is used as an ingredient in Cheez-It crackers.

     Keebler's national DSD distribution system uses distribution facilities, including shipping centers and warehouses, located throughout the United States. With the President acquisition, Keebler acquired President's franchised DSD distribution system which distributes products east of the Mississippi River. The President DSD distribution system is comprised of independent franchisees who purchase and resell product. President's DSD distribution system services both supermarkets and certain non-supermarket channels.

     Keebler and Nabisco are the only cookie and cracker producers that have national wholly owned DSD distribution systems, although Pepperidge Farms operates a national DSD distribution system through independent distributors.

     Keebler uses its national DSD distribution system exclusively to serve supermarkets and mass merchandisers. Convenience stores and vending distributors are served using a network of independent distributors. In the case of club stores and foodservice distributions, Keebler uses a dedicated sales force and ships its products directly to the customers' warehouses.

     Keebler uses a warehouse sales and distribution system to sell and distribute Keebler Ready Crust pie crusts and private label cookies and crackers to its customers, including retail outlets otherwise served by

Keebler's national DSD distribution system. Carr's crackers are sold through a network of independent specialty distributors.

RAW MATERIALS

     The principal raw materials that Keebler uses in its food products consist of flour, sugar, chocolate, shortening and milk. Keebler also uses paper products, such as corrugated cardboard, as well as films and plastics to package its products. Keebler uses hedging techniques to minimize the impact of price fluctuations and not for speculative or trading purposes. However, such strategies may not result in a reduction in the Company's raw material costs or protect the Company from sharp increases in certain raw material costs, which the Company has experienced in the past. See "Risk Factors -- Increases in Prices of Main Ingredients and Other Materials" for a further discussion of the impact of Keebler's use of raw materials.

SEASONALITY

     Keebler's net sales, net income and cash flows are affected by the timing of new product introductions, promotional activities, price increases and a seasonal sales bias toward the second half of the year due to events such as back-to-school, Thanksgiving and Christmas. The relative mix between cookie and cracker sales varies throughout the year with stronger cracker sales in the last quarter of the calendar year. President's net sales, net income and cash flow historically have been higher in the first quarter than in any other fiscal quarter of the calendar year because substantially all sales of Girl Scout cookies have occurred in that quarter. For this reason, going forward, Keebler expects to realize proportionately higher net sales, net income and cash flows during the first quarter of its fiscal year than it historically has experienced.

EMPLOYEES

     Following the President acquisition, Keebler employs approximately 12,300 persons, of which approximately 5,900 are represented by unions. Keebler believes its relations with its employees to be satisfactory.

COMPETITION

     The U.S. branded cookie and cracker industry is led by Keebler and Nabisco, which together account for 59.3% of sales volume. Smaller competitors include numerous national, regional and local manufacturers of both branded and private label products. Competition in Keebler's markets takes many forms including the following:

     - establishing favorable brand recognition;
     - developing products sought by consumers;
     - implementing appropriate pricing;
     - providing strong marketing support; and
     - obtaining access to retail outlets and sufficient shelf space.

     Nabisco is the largest manufacturer in the U.S. cookie and cracker industry. Keebler has a 25.8% share of the retail cookie and cracker market, while Nabisco has a 33.5% share. The remaining industry participants primarily target certain portions of the industry or focus on certain geographical regions of the United States.

INTELLECTUAL PROPERTY

     Keebler owns a number of patents, licenses, trademarks and trade names in the United States. Keebler's principal trademarks and trade names include Keebler, Ernie the Keebler Elf, the Hollow Tree logo, Cheez-It, Chips Deluxe, Club, Famous Amos, Fudge Shoppe, Hi-Ho, Hydrox, Munch'ems, Murray, Olde New England, Plantation, Ready Crust, Sandies, Soft Batch, Sunshine, Sunshine Krispy, Toasteds,

Town House, Vienna Fingers, Wheatables, and Zesta. Keebler is the exclusive licensee of the Carr's brand name in the United States. Such trademarks and trade names are considered to be of material importance to the business of Keebler since they have the effect of developing brand identification and maintaining consumer loyalty. Management is not aware of any fact that would negatively impact the continuing use of any of its patents, licenses, trademarks or trade names.

REGULATION

     As a manufacturer and marketer of food items, Keebler's operations are subject to regulation by various federal government agencies, including the Food and Drug Administration, the Department of Agriculture, the Federal Trade Commission (the "FTC"), the Environmental Protection Agency and the Department of Commerce, as well as various state agencies, with respect to production processes, product quality, packaging, labeling, storage and distribution. Under various statutes and regulations, such agencies prescribe requirements and establish standards for quality, purity and labeling. The finding of a failure to comply with one or more regulatory requirements can result in a variety of sanctions, including monetary fines or compulsory withdrawal of products from store shelves. In addition, advertising of Keebler's businesses is subject to regulation by the FTC, and Keebler is subject to certain health and safety regulations, including those issued under the Occupational Safety and Health Act. Keebler's operations and properties are subject to federal, state and local laws and regulations relating to the storage, handling, emission and discharge of materials and wastes into the environment. The primary environmental laws affecting Keebler's operations are the Federal Clean Air Act and Clean Water Act. Keebler may be required to spend significant sums in order to maintain compliance with environmental laws. Keebler does not believe that compliance with, or liability under, any environmental laws individually or in the aggregate will have a material adverse effect on its results of operations or financial condition. See "Risk Factors -- Impact of Governmental Regulation on Keebler's Operations" for a further discussion of regulations which Keebler is subject to in its operations.

LITIGATION

     Keebler is involved in routine litigation. Keebler believes none of the pending or threatened litigation would result in an outcome that would have a material adverse effect on its results of operations or financial condition.

                                   MANAGEMENT

     The following is information concerning certain executive officers of
Keebler:

               NAME                     AGE                           POSITION
               ----                     ---                           --------
Robert P. Crozer..................      51    Chairman of the Board and Director
Sam K. Reed.......................      51    Chief Executive Officer, President and Director
                                              Chief Financial Officer and Senior Vice President --
E. Nichol McCully.................      44    Finance
David B. Vermylen.................      48    President -- Keebler Brands
Jack M. Lotker....................      54    President -- Specialty Products
James T. Willard..................      57    Senior Vice President -- Operations
Thomas E. O'Neill.................      43    Vice President, Secretary and General Counsel
James T. Spear....................      43    Vice President -- Finance and Corporate Controller
Harry J. Walsh....................      43    Vice President -- Corporate Planning and Development

     Robert P. Crozer. Mr. Crozer was elected Chairman of the Board of Directors of Keebler in February 1998. Mr. Crozer has been a Director of Keebler since March 1996. Mr. Crozer has served as Vice Chairman of the Board of Directors of Flowers since 1989. He joined Flowers in 1973 and has been a director of Flowers since 1989. Mr. Crozer served as Vice President-Marketing of Flowers from 1985 to 1989, Corporate Director of Marketing Planning of Flowers from 1979 to 1985, as well as President and Chief Operating Officer, Convenience Products Group of Flowers from 1979 to 1989. Mr. Crozer received both a B.A. and an M.B.A. from the University of Virginia.

     Sam K. Reed. Mr. Reed has been the Chief Executive Officer, President and a Director of Keebler since the Keebler acquisition in January 1996. Mr. Reed has twenty-five years of experience in the snack and baking industries. From January 1994 to January 1995 he served as Chief Executive Officer of Specialty Foods Corporation's $450 million Western Bakery Group division. Prior to that, he was President and Chief Executive Officer of Mother's Cake and Cookie Co. from 1991 to 1994, and held Executive Vice President positions at Wyndham Bakery Products from 1988 to 1990 and Murray Bakery Products from 1985 to 1988. Mr. Reed managed a natural foods company from 1984 to 1985, which later became The Quaker Oats Company's rice cake division. He started his career in 1974 with Oroweat Foods Company where he spent ten years in finance, manufacturing and general management. Mr. Reed received a B.A. from Rice University and an M.B.A. from Stanford University.

     E. Nichol McCully. Mr. McCully has been the Chief Financial Officer and Senior Vice President-Finance of Keebler since the Keebler acquisition in January 1996. Mr. McCully has over eleven years of experience as a senior financial executive in the food industry, most recently as group Chief Financial Officer for the Western Bakery Group division of Specialty Foods Corporation from 1993 to 1995. Mr. McCully was Vice President-Finance for Mother's Cake and Cookie Co. from 1991 until its acquisition by Specialty Foods Corporation in 1993. From 1990 to 1991, he was Vice President-Finance, and from 1988 to 1990, he was Controller for Spreckels Sugar Co. Prior to entering the food industry, Mr. McCully held financial management positions with Triad Systems Corporation and Wells Fargo Leasing Corporation, and he has auditing experience with Arthur Andersen & Co. Mr. McCully received a B.A. from the University of California at Berkeley and an M.B.A. from the University of California at Los Angeles. Mr. McCully is also a Certified Public Accountant.

     David B. Vermylen. Mr. Vermylen has been the President-Keebler Brands since the Keebler acquisition in January 1996. Mr. Vermylen manages Keebler's branded biscuits, pie crust and imported products sector. He has twenty-four years of experience in marketing consumer packaged goods including cookies, cereals, beverages and convenience foods. In 1995, he served as Chairman, President and Chief Executive Officer of Brothers Gourmet Coffee, a publicly traded specialty beverage manufacturer and retailer. He served as President and Chief Operating Officer from 1994 to 1995 and Vice President-Marketing from 1991 to 1993 at Mother's Cake and Cookie Co. Mr. Vermylen spent fourteen years in product management at General Foods from 1974 to 1988 managing a variety of businesses, including serving as Vice President of Marketing for Post Cereals. Mr. Vermylen was also a founding partner of a consulting firm specializing in food marketing and grocery distribution. He holds a B.A. in economics from Georgetown University and an M.B.A. from New York University.

     Jack M. Lotker. Mr. Lotker has been President-Specialty Products of Keebler since the Keebler acquisition in January 1996. Mr. Lotker has worked in the food industry for twenty-four years, most recently at Homeland Stores of Oklahoma from 1988 to 1995. His experience in the baking industry and with DSD distribution systems includes two years at CPC International as Vice President and General Manager of Dry Products from 1986 to 1988 and eight years at Arnold Food Company as Vice President and Group Executive from 1978 to 1986. Mr. Lotker headed the American Bakers Association Industrial Relations Committee from 1983 to 1986 and has an extensive knowledge of the interaction among food retailing, wholesale bakery distribution and unionized bakery operations. Mr. Lotker received his B.A. from Queens College and his M.B.A. from Long Island University.

     James T. Willard. Mr. Willard has been Senior Vice President-Operations of Keebler since July 1996. With thirty-four years of experience in the food industry, Mr. Willard most recently was Senior Vice President at Nabisco Biscuit Co. from 1993 to 1996, and Senior Vice President-Operations and Technical Services at Nabisco Specialty Products Division from 1991 to 1993. From 1988 to 1991, Mr. Willard was Senior Vice President-Operations at ALPO Pet Foods, Inc., and Mr. Willard was Senior Vice President-North American Operations at Cadbury Schweppes, Inc. from 1986 to 1988. Prior to those assignments, Mr. Willard held various positions at Nestle Foods Corporation from 1964 to 1986. These positions were Vice President-U.S. Chocolate Manufacturing (1983 to 1986), General Manager-Chocolate Manufacturing (1983 to 1986), General Manager-Fruits, Tomatoes & Meats (1978 to 1980), Division Manager-Manufacturing (1971 to 1975), Assistant Manager-Quality Control (1970 to 1972), and Microbiologist and Chemist-Regional Laboratory (1964 to 1970). Mr. Willard received a B.S. from Capital University and an M.S. from Ohio State University.

     Thomas E. O'Neill. Mr. O'Neill has been Vice President, Secretary and General Counsel of Keebler since December 1996. Mr. O'Neill has spent more than thirteen years in the food industry, most recently serving as Vice President and Division Counsel for the Worldwide Beverage Division of The Quaker Oats Company from December 1994 to December 1996. In that position, Mr. O'Neill was responsible for all legal matters in both domestic and international markets concerning the $2 billion division. Mr. O'Neill was Vice President and Division Counsel of the Gatorade Worldwide Division of The Quaker Oats Company from 1991 through 1994. Prior to joining Quaker Oats in 1985, Mr. O'Neill spent three years with Winston & Strawn, a law firm based in Chicago. Mr. O'Neill received both a B.A. and a J.D. from the University of Notre Dame. He also completed additional work in the executive management program at Harvard University's Graduate School of Business.

     James T. Spear. Mr. Spear has been Vice President Finance and Corporate Controller of Keebler since July 1995. He originally joined Keebler in February 1992 as Corporate Controller. Before starting with Keebler, Mr. Spear was Chief Financial Officer of Kirkland & Ellis from 1989 to 1991. From 1979 to 1989, he was with Price Waterhouse as both an auditor and consultant, mainly with clients in the food industry. Mr. Spear received a B.A. from Miami University and an M.B.A. from Indiana University Graduate School of Business. Mr. Spear is also a Certified Public Accountant.

     Harry J. Walsh. Mr. Walsh has been Vice President-Corporate Planning and Development of Keebler since January 1997, and was the Chief Operating Officer of Sunshine from June 1996 to January 1997. Mr. Walsh also has seventeen years of experience with baking and snack food companies with DSD systems, most recently as Vice President for G.F. Industries, Inc. from 1995 to 1996. From 1994 to 1995, he was President and Chief Operating Officer, and from 1993 to 1994, Chief Financial Officer for Granny Goose Foods, Inc. Mr. Walsh served as Vice President-Operations for Bell Carter Distributing Company from 1992 to 1993 and as Chief Financial Officer for San Francisco French Bread Co. from 1985 to 1991. From 1983 to 1985, he was Vice President-Finance and from 1981 to 1983, Controller, for Salerno Megowen Biscuit Company. Prior to entering the food industry, Mr. Walsh was an auditor with Arthur Andersen & Co. Mr. Walsh received a B.A. from the University of Notre Dame. Mr. Walsh is also a Certified Public Accountant.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of common stock as of December 8, 1998, and as adjusted to reflect the sale of the common stock offered hereby, by (i) all persons known by Keebler to own beneficially 5% or more of the common stock, (ii) each Director of Keebler,
(iii) the Chief Executive Officer and certain other executive officers, (iv) each Selling Stockholder and (v) all Directors and executive officers as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares of common stock beneficially owned by such stockholders.

                                            SHARES BENEFICIALLY                       SHARES BENEFICIALLY
                                             OWNED PRIOR TO THE       NUMBER OF         OWNED AFTER THE
                                                OFFERING (1)            SHARES            OFFERING (1)
                                            --------------------        BEING         --------------------
  NAME AND ADDRESS OF BENEFICIAL OWNERS       NUMBER     PERCENT       OFFERED          NUMBER     PERCENT
  -------------------------------------     ----------   -------      ----------      ----------   -------
Flowers Industries, Inc.(2)...............  46,197,466    54.9                --      46,197,466      54.9
  1919 Flowers Circle
  Thomasville, Georgia 31757
Artal Luxembourg S.A.(3)..................  17,228,729    20.5        15,654,500(3)    1,574,229(3)    1.9
  39 Boulevard Royal
  Luxembourg City, Luxembourg 2449
Claremont Enterprises, Limited(4).........   4,772,770     5.7           545,500(4)    4,227,270(4)    5.0
  West Bay Street
  P.O. Box N7788
  Nassau, Bahamas
Sam K. Reed(5)............................   1,572,855     1.8                --       1,572,855       1.8
David B. Vermylen(6)......................     333,559       *                --         333,559         *
E. Nichol McCully(7)......................     282,079       *                --         282,079         *
Jack M. Lotker(8).........................     283,559       *                --         283,559         *
James T. Willard(8).......................     283,559       *                --         283,559         *
Robert P. Crozer(9).......................      10,000       *                --          10,000         *
Franklin L. Burke(10)(11).................       9,500       *                --           9,500         *
Wayne H. Pace(10).........................       8,500       *                --           8,500         *
Johnston C. Adams, Jr.(10)................       8,900       *                --           8,900         *
Jimmy M. Woodward(12).....................       2,000       *                --           2,000         *
G. Anthony Campbell(9)....................       2,004       *                --           2,004         *
Amos R. McMullian(9)......................       2,000       *                --           2,000         *
C. Martin Wood III(9).....................       2,000       *                --           2,000         *
Raymond Debbane(13).......................          --      --                --              --        --
Sacha Lainovic(13)........................          --      --                --              --        --
All Directors and executive officers as a
  group (consisting of 19 persons)........   3,198,103     3.7                --       3,198,103       3.7

---------------
  *  Less than 1%

 (1) Shares beneficially owned and percentage of ownership are based on 84,108,164 shares of common stock outstanding before the offering and exercisable stock options.

 (2) Flowers is currently subject to the periodic reporting and other information requirements of the Securities and Exchange Act of 1934. Flowers' common stock is listed on the NYSE.

 (3) Excludes a maximum of 1,574,229 shares to cover over-allotments of shares, if any. The parent entity of Artal is Artal Group. The address of Artal Group is the same as the address of Artal.

 (4) Excludes a maximum of 54,500 shares to cover over-allotments of shares, if any. Claremont is a privately held Bahamian limited company.

 (5) Shares are held by The Sam K. Reed and Victoria P. Reed January 19, 1995 Inter Vivos Trust of which Mr. Reed and his wife are trustees. Includes 999,605 shares subject to stock options that are currently exercisable; excludes 539,958 shares subject to stock options that are not exercisable within 60 days.

 (6) Includes 233,241 shares subject to stock options that are currently exercisable; excludes 175,940 shares subject to stock options that are not exercisable within 60 days.

 (7) Includes 213,241 shares subject to stock options that are currently exercisable; excludes 167,615 shares subject to stock options that are not exercisable within 60 days.

 (8) Includes 213,241 shares subject to stock options that are currently exercisable; excludes 150,965 shares subject to stock options that are not exercisable within 60 days. Mr. Lotker's shares are held by the Jack M. Lotker Revocable Trust of which Mr. Lotker and his wife are co-trustees and the beneficiaries of which are the Mr. Lotker and various members of his immediate family.

 (9) A director and executive officer of Flowers.

(10) Includes 7,500 shares subject to stock options that are currently exercisable.

(11) A director of Flowers.

(12) An executive officer of Flowers.

(13) An officer of The Invus Group, Ltd., the U.S. investment advisor for Artal.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                      FOR NON-U.S. HOLDERS OF COMMON STOCK

     The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a holder that is not a "U.S. person" (a "non-U.S. holder"). A "U.S. person" is a person or entity that, for U.S. federal income tax purposes, is a citizen or resident of the United States, a corporation, partnership or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in the United States or under the laws of the United States or of any political subdivision thereof, an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source or a trust subject to the supervision of a court within the United States and the control of one or more United States persons as described in Section 7701 (a)(30) of Internal Revenue Code of 1986, as amended (the "Code"). An individual will be deemed to be a resident of the United States for U.S. federal income tax purposes if: (1) such individual is a lawful permanent resident of the United States at any time during the taxable year; (2) such individual makes an election to be treated as a resident pursuant to the provisions of the Code; or
(3) such individual is present in the United States for an aggregate of 183 days or more during the calendar year. In addition, an individual will be presumed to be a resident of the United States for U.S. federal income tax purposes if such individual is present in the United States on at least 31 days in the current calendar year and for an aggregate of 183 days during the three-year period ending with the current calendar year (counting, for such purposes all of the days present in the United States during the current year, one-third of the days present during the immediately preceding year and one-sixth of the days present during the second preceding year). This presumption of residence may be rebutted if an individual is present in the United States for fewer than 183 days during the current year and it is established that such individual has a "tax home" in a foreign country and a "closer connection" to such foreign country than to the United States, with such terms being defined in the Code, provided such individual has not taken any steps during the current year to apply for permanent resident status and no such application is pending. Furthermore, the determination of residence under the Code may be rebutted by application of an applicable tax treaty or convention between the United States and an appropriate foreign country that may also treat such individual as a tax resident of such country. A special definition of U.S. resident applies for U.S. federal estate tax purposes. Resident aliens are subject to U.S. federal tax as if they were U.S. citizens.

     This discussion is based on the provisions of the Code and administrative and judicial interpretations as of the date hereof, all of which may be changed either retroactively or prospectively. This discussion does not address all the aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances, nor does it address tax consequences under the laws of any U.S. state, municipality or other taxing jurisdiction or under the laws of any jurisdiction other than the United States.

     The following discussion is merely a summary of the principal U.S. federal income and estate tax consequences of the ownership and disposition of common stock by non-U.S. Holders. Thus, all investors are urged to consult their own tax advisors with respect to the application and effect of the U.S. federal income and estate tax consequences (current and prospective) of the ownership and disposition of the common stock, as well as the application and effect of the laws of any state, local, foreign, or other taxing jurisdiction.

DIVIDENDS

     In the event that dividends are paid to a non-U.S. holder, such dividends will generally be subject to United States federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty unless such dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States or, if a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder, in which cases the dividends will be taxed as described below in the succeeding paragraph. Under current U.S. Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of the country of address (unless the payor has knowledge to the contrary) for purposes of the withholding tax. For dividends paid on or prior to December 31, 1999, the same presumption generally applies to determine the applicability of a reduced rate of withholding under a U.S. tax treaty (the "address system"). Thus, non-U.S. holders receiving dividends at addresses outside the United States generally are not yet required to file tax forms to obtain the benefit of an applicable treaty rate. Under U.S. Treasury regulations that were recently finalized, the address system for claiming treaty benefits is eliminated for payments made after December 31, 1999. Rather, to claim the benefits of a tax treaty with respect to such dividends, a non-U.S. holder of Common Stock must file certain forms attesting to the holder's eligibility to claim such treaty benefits. If there is excess withholding on a person eligible for a treaty benefit, the person can file for a refund with the U.S. Internal Revenue Service (the "IRS").

     Generally, there is no withholding tax on dividends that are (i) effectively connected with the non-U.S. holder's conduct of a trade or business within the United States if a Form 4224 is filed with Keebler or (ii) if a tax treaty applies, attributable to a United States permanent establishment of the non-U.S. holder. If either exception applies, the dividends are subject to the U.S. federal income tax on net income applicable to U.S. persons. Effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate (or a lower rate under an applicable income tax treaty) when such dividends are deemed repatriated from the United States.

GAIN ON DISPOSITION OF COMMON STOCK

     A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of common stock unless (i) the gain is effectively connected with the conduct of a trade or business of the non-U.S. holder (or of a partnership that holds the Common Stock in which the non-U.S. holder is a member) in the United States or, if a tax treaty applies, is attributable to a United States permanent establishment of the non-U.S. holder, (ii) in the case of a non U.S. holder who is an individual and holds the common stock as a capital asset (or is a member in a partnership that holds the common stock as a capital asset), such holder is present in the United States for 183 or more days in the taxable year of the disposition and either (x) has a "tax home" in the United States (as specially defined for U.S. federal income tax purposes) or (y) maintains an office or other fixed place of business in the United States and the income from the sale of the stock is attributable to such office or other fixed place of business, (iii) the non-U.S. holder is subject to tax pursuant to the provision of U.S. tax law applicable to certain U.S. expatriates or (iv) Keebler is or has been a "U.S. real property holding corporation" for federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder's holding period. Keebler is not currently, has not been and does not anticipate becoming a "U.S. real property holding corporation" for U.S. federal income tax purposes. Even if Keebler were to become a U.S. real property holding corporation, any gain recognized by a non-U.S. Holder, on the disposition of the common stock, still would not be subject to U.S. tax if the shares were considered to be "regularly traded" (as per the meaning of the applicable U.S. Treasury regulations) on an established securities market (e.g., NYSE) and the non-U.S. Holder did not own, actually, constructively, directly, or indirectly, at any time during the five year period ending on the date of the disposition, more than five percent (5%) of the Common Stock.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     Pursuant to U.S. Treasury regulations, Keebler must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether tax was actually withheld. That information may also be made available to the tax authorities of the country in which the non-U.S. holder resides.

     United States federal backup withholding (which generally is withholding imposed at the rate of 31% on certain payments to persons not otherwise exempt who fail to furnish certain identifying information to the IRS) will generally not apply to dividends paid to a non-U.S. holder that are subject to withholding at the 30% rate (or would be so subject but for a reduced rate under an applicable treaty). In addition, for dividends paid on or prior to December 31, 1999, the payor of dividends may rely on the payee's foreign address in determining that the payee is exempt from backup withholding, unless the payor has knowledge that the payee is a U.S. person. However, U.S. Treasury regulations that were recently finalized eliminate this address system for payments made after December 31, 1999 and require a payee to furnish certain documentation to the payor so as to be able to claim such exemption from backup withholding.

     The backup withholding and information reporting requirements also apply to the gross proceeds paid to a non-U.S. holder upon the disposition of Common Stock by or through a U.S. office of a U.S. or foreign broker, unless the holder certifies to the broker under penalty of perjury as to its name, address and status as a non-U.S. holder or the holder otherwise establishes an exemption. Information reporting requirements, (but not backup withholding) will apply to a payment of the proceeds of a disposition of common stock by or through a foreign office of (i) a U.S. broker, (ii) a foreign broker 50% or more of whose gross income for certain periods is effectively connected with the conduct of a trade or business in the United States or (iii) a foreign broker that is a "controlled foreign corporation" for U.S. federal income tax purposes, unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain other conditions are met, or the holder otherwise establishes an exemption. Neither backup withholding nor information reporting will generally apply to a payment of the proceeds of a disposition of common stock by or through a foreign office of a foreign broker not subject to the preceding sentence.

     Any amounts withheld under the backup withholding rules will be refunded or credited against the non-U.S. holder's United States federal income tax liability, provided that required information is furnished to the IRS.

FEDERAL ESTATE TAXES

     Common Stock owned or treated as being owned by an individual who is neither a citizen nor a resident of the United States for federal estate tax purposes at the date of death will be included in such individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. Estates of nonresident aliens are generally allowed a statutory credit for U.S. federal estate tax purposes. Estate tax treaties may permit a larger credit. A special definition of U.S. resident applies for U.S. federal estate tax purposes.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting
Agreement dated           , 1999 (the "U.S. Underwriting Agreement"), the
underwriters named below (the "U.S. Underwriters"), for whom Credit Suisse First Boston Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS AG (acting through its division Warburg Dillon Read), Donaldson, Lufkin & Jenrette and Lehman Brothers Inc., are acting as representatives (the "U.S. Representatives"), and under the terms and subject to the conditions contained
in a Subscription Agreement dated           , 1999 (the "Subscription Agreement"
and, together with the U.S. Underwriting Agreement, the "Underwriting Agreement") the managers named below (the "International Managers"), for whom Credit Suisse First Boston (Europe) Limited, Merrill Lynch International, UBS AG (acting through its division Warburg Dillon Read), Donaldson, Lufkin & Jenrette and Lehman Brothers International (Europe), are acting as representatives (the "International Representatives"), have severally but not jointly agreed to purchase from the Selling Stockholders the following respective numbers of shares of common stock:

                     U.S. UNDERWRITERS                        NUMBER OF SHARES
                     -----------------                        ----------------
Credit Suisse First Boston Corporation......................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
UBS AG acting through its division Warburg Dillon Read......
Donaldson, Lufkin & Jenrette................................
Lehman Brothers Inc.........................................
                                                                 ---------
     Subtotal...............................................
                                                                 ---------

                   INTERNATIONAL MANAGERS
                   ----------------------
Credit Suisse First Boston (Europe) Limited.................
Merrill Lynch International.................................
UBS AG acting through its division Warburg Dillon Read......
Donaldson, Lufkin & Jenrette................................
Lehman Brothers International (Europe)......................
                                                                 ---------
     Subtotal...............................................
                                                                 ---------
     Total..................................................
                                                                 =========

     The U.S. Underwriting Agreement and the Subscription Agreement provide for concurrent offerings of common stock in the United States and Canada and outside the United States and Canada. The closing of the offering in the United States and Canada is a condition to the closing of the offering outside the United States and Canada.

     The Underwriting Agreement provides that the obligations of the U.S. Underwriters and the International Managers are subject to certain conditions precedent and that the U.S. Underwriters and the International Managers will be obligated to purchase all the shares of common stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by a U.S. Underwriter or an International Manager, in certain circumstances the purchase commitments of non-defaulting U.S. Underwriters or International Managers may be increased or the Underwriting Agreement may be terminated.

     The Selling Stockholders have granted to the U.S. Underwriters and the International Managers an option, exercisable by Credit Suisse First Boston Corporation ("CSFBC") on behalf of the U.S. Underwriters and the International Managers, expiring at the close of business on the 30th day after the date of this prospectus, to purchase up to 1,628,729 additional shares of common stock at the public offering price, less the underwriting discounts and commissions. Such option may be exercised only to cover over-allotments, if any, in the sale of the shares of common stock offered hereby. To the extent that this option to purchase is exercised, each U.S. Underwriter and each International Manager will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares being sold to the U.S. Underwriters and the International Managers as the number of shares of common stock set forth next to such U.S. Underwriter's and International Manager's name in the preceding table bears to the total number of shares of common stock in such table.

     Keebler and the Selling Stockholders have been advised by the U.S. Representatives and Credit Suisse First Boston (Europe) Limited ("CSFBL") on behalf of the International Managers that the U.S. Underwriters and the International Managers propose to offer the shares of common stock initially at the public offering price set forth on the cover page of this prospectus and, through the U.S. Representatives and the International Representatives, to
certain dealers at such price less a concession of $     per share, and that the
U.S. Underwriters and the International Managers and such dealers may allow a
discount of $     per share on sales to certain other dealers. After the
offering, the public offering price and concession and discount to dealers may be changed by the U.S. Representatives and the International Representatives.

     The following table summarizes the compensation to be paid to the U.S. Underwriters and the International Managers by the Selling Stockholders, and the expenses payable by the Selling Stockholders.

                                                                                  TOTAL
                                                                     --------------------------------
                                                                        WITHOUT             WITH
                                                        PER SHARE    OVER-ALLOTMENT    OVER-ALLOTMENT
                                                        ---------    --------------    --------------
Underwriting discounts and commissions paid by the
  Selling Stockholders................................   $             $                 $
Expenses payable by the Selling Stockholders..........   $             $                 $

     The public offering price, the aggregate underwriting discounts and commissions per share and per share concession and discount to dealers for the U.S. offering and the concurrent international offering will be identical. Pursuant to an agreement between the U.S. Underwriters and the International Managers (the "Intersyndicate Agreement") relating to the offering, changes in the public offering price, concession and discount to dealers will be made only upon the mutual agreement of CSFBC on behalf of the U.S. Underwriters and CSFBL on behalf of the International Managers.

     Pursuant to the Intersyndicate Agreement, each of the U.S. Underwriters has agreed or will agree that, as part of its distribution of shares of common stock in the United States and Canada and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of common stock or distribute any prospectus relating to the common stock to any person outside the United States or Canada or to any other dealer who does not so agree. Each of the International Managers has agreed or will agree that, as part of its distribution of shares of common stock outside the United States and Canada and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of common stock or distribute any prospectus relating to common stock in the United States or Canada or to any other dealer who does not so agree. With respect to any U.S. Underwriter and International Manager, the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter apply only to it in its capacity as a U.S. Underwriter and (ii) made by it as an International Manager apply only to it in its capacity as an International Manager. The foregoing limitations do not apply to stabilization transactions or to transactions between the U.S. Underwriters and the International Managers pursuant to the Intersyndicate Agreement. As used herein, "United States" means the United States of America (including the States and the District of Columbia), its territories, possessions and other areas subject to its jurisdiction. "Canada" means Canada, its provinces, territories, possessions and other areas subject to its jurisdiction, and an offer or sale shall be in the United States or Canada if it is made to (i) any individual resident in the United States or Canada or (ii) a corporation, partnership, pension, profit-sharing or other trust or other entity (including any such entity acting as an investment adviser with discretionary authority) whose office most directly involved with the purchase is located in the United States or Canada.

     Pursuant to the Intersyndicate Agreement, sales may be made between the U.S. Underwriters and the International Managers of such number of shares of common stock as may be mutually agreed upon. The price of any shares so sold shall be the public offering price, less such amount as may be mutually agreed upon by CSFBC, as representative of the U.S. Underwriters, and CSFBL, as representative of the International Managers, but not exceeding the selling concession applicable to such shares. To the extent there are sales between the U.S. Underwriters and the International Managers pursuant to the Intersyndicate Agreement, the number of shares of common stock initially available for sale by the U.S. Underwriters or by the International Managers may be more or less than the amount appearing on the cover page of this prospectus. Neither the U.S. Underwriters nor the International Managers are obligated to purchase from the other any unsold shares of common stock.

     Each of the International Managers and the U.S. Underwriters severally represents and agrees that: (i) it has not affected or sold prior to the date six months after the date of issue any common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted or do not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the common stock to a person who is of a kind described in Article II(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

     Keebler, its officers, directors and Flowers, Artal and Claremont have agreed that, for a period of 60 days (with respect to the officers and directors) and 90 days (with respect to Keebler, Flowers, Artal and Claremont) after the date of this prospectus (in either case, the "Lock Up Period"), they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any additional shares of common stock or securities convertible into or exchangeable or exercisable for any shares of common stock, or disclose the intention to make any such offer, sale, pledge, disposal or filing, without the prior written consent of CSFBC, except (i) in the case of Keebler, issuances pursuant to Keebler's 1996 Stock Option Plan, the 1998 Omnibus Stock Incentive Plan and the Non-Employee Director Stock Plan and (ii) in the case of certain officers, sales or exchanges in connection with certain arrangements between such officers, Keebler and CSFBC, as described in the remainder of this paragraph. Eight senior executives are parties to arrangements entered into prior to Keebler's initial public offering in 1998, pursuant to which, subject to certain limitations, the executives may require Keebler to repurchase their shares of common stock. The maximum aggregate amount which Keebler can be required to purchase is the greater of (i) 1% of all shares of common stock then outstanding or (ii) an aggregate purchase obligation of $25,000,000. As of the date of this prospectus, Keebler has not been informed by any executive officer of its intention to exercise the right to require Keebler to repurchase any of such executive officer shares. In addition, pursuant to an agreement between the eight senior executives and CSFBC, such executives will be entitled to enter into certain tax-free share exchanges during the Lock-Up Period.

     Keebler and each of the Selling Stockholders have agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments which the U.S. Underwriters and the International Managers may be required to make in respect thereof.

     CSFBC, on behalf of the U.S. Underwriters and the International Managers, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been

     Pursuant to the Intersyndicate Agreement, sales may be made between the U.S. Underwriters and the International Managers of such number of shares of common stock as may be mutually agreed upon. The price of any shares so sold shall be the public offering price, less such amount as may be mutually agreed upon by CSFBC, as representative of the U.S. Underwriters, and CSFBL, as representative of the International Managers, but not exceeding the selling concession applicable to such shares. To the extent there are sales between the U.S. Underwriters and the International Managers pursuant to the Intersyndicate Agreement, the number of shares of our common stock initially available for sale by the U.S. Underwriters or by the International Managers may be more or less than the amount appearing on the cover page of this prospectus. Neither the U.S. Underwriters nor the International Managers are obligated to purchase from the other any unsold shares of common stock.



     Each of the International Managers and the U.S. Underwriters severally represents and agrees that: (1) it has not affected or sold prior to the date six months after the date of issue any of our common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted or do not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (2) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to our common stock in, from or otherwise involving the United Kingdom; and (3) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of our common stock to a person who is of a kind described in Article II(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.



     Keebler and its officers and directors, and Flowers Industries, Artal Luxembourg and Claremont Enterprises have severally agreed that, for a period of 60 days (with respect to the officers and directors) and 90 days (with respect to Keebler, Flowers Industries, Artal Luxembourg and Claremont Enterprises) after the date of this prospectus (in either case, the "Lock Up Period"), they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act of 1933 relating to, any additional shares of common stock or securities convertible into or exchangeable or exercisable for any shares of common stock, or disclose the intention to make any such offer, sale, pledge, disposal or filing, without the prior written consent of CSFBC, except: (1) in the case of Keebler, issuances pursuant to Keebler's 1996 Stock Option Plan, the 1998 Omnibus Stock Incentive Plan and the Non-Employee Director Stock Plan; and
(2) in the case of certain officers, sales or exchanges in connection with certain arrangements between such officers, Keebler and CSFBC, as described in the following paragraph. Eight senior executives are parties to arrangements entered into prior to Keebler's initial public offering in January 1998, pursuant to which, subject to certain limitations, the executives may require Keebler to purchase their shares of common stock during the applicable Lock Up Period. The maximum aggregate amount which Keebler can be required to purchase is the greater of: (1) 1% of all shares of common stock then outstanding; and
(2) $25,000,000. As of the date of this prospectus, Keebler has not been informed by any executive officer of its intention to exercise this right. In addition, pursuant to an agreement between the eight senior executives and CSFBC, such executives will be entitled to enter into certain tax-free share exchanges during the applicable Lock Up Period.



     Keebler and each of the selling stockholders have agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments which the U.S. Underwriters and the International Managers may be required to make in respect thereof.



     CSFBC, on behalf of the U.S. Underwriters and the International Managers, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the U.S. Representatives to reclaim a selling concession from a syndicate member when common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of our common stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.


                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS


     The distribution of our common stock in Canada is being made only on a private placement basis exempt from the requirement that Keebler and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of our common stock are effected. Accordingly, any resale of our common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our common stock.


REPRESENTATIONS OF PURCHASERS


     Each purchaser of our common stock in Canada who receives a purchase confirmation will be deemed to represent to Keebler, the selling stockholders and the dealer from whom such purchase confirmation is received that:



     - such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws;


     - where required by law, that such purchaser is purchasing as principal and not as agent; and


     - such purchaser has reviewed the text above under "Resale Restrictions."


RIGHTS OF ACTION (ONTARIO PURCHASERS)


     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.


ENFORCEMENT OF LEGAL RIGHTS


     All of the issuer's directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.


NOTICE TO BRITISH COLUMBIA RESIDENTS


     A purchaser of our common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any our common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from Keebler. Only one such report must be filed in respect of our common stock acquired on the same date and under the same prospectus exemption.


TAXATION AND ELIGIBILITY FOR INVESTMENT


     Canadian purchasers of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.


                                 LEGAL MATTERS

     Certain legal matters in connection with the common stock offered hereby are being passed upon for Keebler by Winston & Strawn, Chicago, Illinois. The U.S. Underwriters and the International Managers have been represented by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The consolidated financial statements of Keebler and the Predecessor Company included in the Annual Report on Form 10-K of Keebler for the year ended January 3, 1998, and the financial statements of President included as Item 7(a)1 in Keebler's Form 8-K filed on October 9, 1998 and amended on December 10, 1998, have been audited by PricewaterhouseCoopers LLP, independent accountants, as set forth in their reports accompanying such financial statements and are incorporated by reference in this prospectus, in reliance upon such reports of PricewaterhouseCoopers LLP, independent accountants, given upon the authority of that firm as experts in accounting and auditing.

                                 [KEEBLER LOGO]

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                  [INTERNATIONAL PROSPECTUS -- ALTERNATE PAGE]


                 SUBJECT TO COMPLETION, DATED DECEMBER   , 1998

                               16,200,000 Shares

                             KEEBLER FOODS COMPANY

                                  Common Stock

                            ------------------------


 All of the shares of common stock offered hereby are being sold by the selling stockholders named under "Principal and Selling Stockholders". Of the 16,200,000
 shares being offered, 3,240,000 shares are initially being offered outside the United States and Canada by the international managers and 12,960,000 shares are initially being concurrently offered in the United States and Canada by the U.S. underwriters. The offering price and underwriting discounts and commissions for both offerings are identical. We will not receive any of the proceeds from this offering. Our common stock is listed on the New York Stock Exchange under the symbol "KBL." On December 28, 1998, the last reported sale price for the common stock was $37.125.



INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" ON PAGE
                                       7.


    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS
  PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


                                                                 UNDERWRITING   PROCEEDS TO
                                                       PRICE TO  DISCOUNTS AND  THE SELLING
                                                        PUBLIC    COMMISSIONS   STOCKHOLDERS
                                                       --------  -------------  ------------
Per share............................................     $            $             $
Total(1).............................................  $               $             $



(1) The selling stockholders have granted the international managers and the U.S. underwriters an option exercisable for 30 days from the date of this prospectus, to purchase a maximum of 1,628,729 additional shares to cover over-allotments of shares.


     Delivery of the shares of common stock will be made on or about
               , 1999, against payment in immediately available funds.

                  CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED
MERRILL LYNCH INTERNATIONAL                                  WARBURG DILLON READ
DONALDSON, LUFKIN & JENRETTE                                     LEHMAN BROTHERS


                  Prospectus dated                     , 1999.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth fees payable to the Securities and Exchange Commission and the New York Stock Exchange, and other estimated expenses expected to be incurred in connection with the distribution of securities being registered. All such fees and expenses shall be paid by Keebler:


Securities and Exchange Commission Registration Fee.........  $169,912
Transfer Agent Fees and Expenses............................    10,000
Printing and Engraving Fees and Expenses....................   300,000
Legal Fees and Expenses.....................................   250,000
Accounting Fees and Expenses................................    90,000
Miscellaneous...............................................    50,000
                                                              --------
          Total.............................................  $869,912
                                                              ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall have determined upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

     Keebler's Certificate of Incorporation and Bylaws provide that indemnification shall be to the fullest extent permitted by the DGCL for all current or former directors or officers of Keebler.

     As permitted by the DGCL, the Certificate of Incorporation provides that directors of Keebler shall have no personal liability to Keebler or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of a director's duty of loyalty to Keebler of its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, (iii) under Section 174 of the DGCL or (iv) for any transaction in which a director derives an improper personal benefit.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits. See the Exhibit Index following the signature pages to this Registration Statement.

     (b) Financial Statement Schedules. None.

ITEM 17. UNDERTAKINGS

     (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling preceding, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes that:

          (1) For purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) and section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Elmhurst, in the State of Illinois, on the 29th day of December, 1998.


                                          KEEBLER FOODS COMPANY

                                          By:       /s/ SAM K. REED

                                          --------------------------------------
                                          Name: Sam K. Reed
                                          Title: President and Chief Executive
                                          Officer


     Pursuant to the requirements of the Securities Act, this Amendment No. 1 to Registration Statement has been signed below by the following persons on December 29, 1998 in the capacities indicated:



                       SIGNATURE                                             TITLE
                       ---------                                             -----

                    /s/ SAM K. REED                       Chief Executive Officer, President
--------------------------------------------------------  (Principal Executive Officer) and Director
                      Sam K. Reed

                 /s/ E. NICHOL MCCULLY                    Chief Financial Officer and Senior Vice
--------------------------------------------------------  President -- Finance (Principal Financial
                   E. Nichol McCully                      Officer)

                   /s/ JAMES T. SPEAR                     Vice President Finance and Corporate
--------------------------------------------------------  Controller (Principal Accounting Officer)
                     James T. Spear

                           *                              Chairman of the Board and Director
--------------------------------------------------------
                    Robert P. Crozer

                           *                              Director
--------------------------------------------------------
                    Raymond Debbane

                           *                              Director
--------------------------------------------------------
                     Sacha Lainovic

                           *                              Director
--------------------------------------------------------
                   Amos R. McMullian

                           *                              Director
--------------------------------------------------------
                   Franklin L. Burke

                           *                              Director
--------------------------------------------------------
                   Jimmy M. Woodward

                           *                              Director
--------------------------------------------------------
                     Wayne H. Pace

                           *                              Director
--------------------------------------------------------
                 Johnston C. Adams, Jr.

                           *                              Director
--------------------------------------------------------
                  G. Anthony Campbell

                           *                              Director
--------------------------------------------------------
                   C. Martin Wood III

               *By /s/ THOMAS E. O'NEILL
  ----------------------------------------------------
                    Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                       DOCUMENT AND DESCRIPTION
-------                      ------------------------
1.1*       Form of Underwriting Agreement between Keebler, Artal,
           Claremont and the underwriters named therein
1.2*       Form of Subscription Agreement between Keebler, Artal,
           Claremont and the managers named therein
2.1*       Plan and Agreement of Merger dated November 20, 1997 between
           Keebler and INFLO Holdings Corporation (incorporated by
           reference to Exhibit 2.1 of Keebler's Registration Statement on Form S-1 previously filed with the SEC (file no.
           333-42075)
5.1        Form of Opinion of Winston & Strawn re: legality
23.1       Consent of PricewaterhouseCoopers LLP (independent auditors)
23.2       Consent of PricewaterhouseCoopers LLP (independent auditors)
24*        Powers of Attorney (contained on the signature page hereto)


---------------

* Previously filed with the Commission on December 10, 1998